UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period ended September 30, 2015

Commission File Number: 001-36368

KING DIGITAL ENTERTAINMENT PLC

(Exact Name of Registrant as Specified in Its Charter)

King Digital Entertainment plc

6th Floor

2 Grand Canal Square

Dublin 2, Ireland

+44 (0) 20 3451 5464

(Address of principal executive offices)

King.com Inc.

188 King Street, Unit 302

San Francisco, CA 94107

(415) 777-8204

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

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INFORMATION CONTAINED IN THIS FORM 6-K REPORT

KING DIGITAL ENTERTAINMENT PLC

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In US$ thousands, except per share data)

UNAUDITED

		Three Months Ended September 30,		Nine Months Ended September 30,
	Notes	2015	2014	2015	2014
Revenue	5	$479,709	$514,352	$1,538,754	$1,714,624
Other income		2,846	-	10,815	-
Costs and expenses:
Cost of revenue		148,561	163,389	484,850	541,969
Research and development		44,732	42,278	145,804	129,401
Sales and marketing		89,271	100,745	273,329	347,645
General and administrative		42,483	38,891	122,265	147,161
Total costs and expenses	6	325,047	345,303	1,026,248	1,166,176
Other gains	8	16,614	18,572	21,651	16,455
Net finance costs		(272)	(177)	(661)	(709)
Profit before tax		173,850	187,444	544,311	564,194
Income tax expense	9	31,166	45,779	118,199	129,960
Profit		$142,684	$141,665	$426,112	$434,234

Earnings per share attributable to the equity holders of the Company during the period
Basic earnings per share	10	$0.46	$0.45	$1.36	$1.41
Diluted earnings per share	10	$0.45	$0.45	$1.34	$1.38

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In US$ thousands)

UNAUDITED

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
Profit for the period	$142,684	$141,665	$426,112	$434,234
Other comprehensive income:
Items that may be subsequently reclassified to profit
Exchange difference on translation of foreign subsidiaries, net of tax $0	(3,971)	(28,700)	(16,292)	(27,273)
Total comprehensive income for the period	$138,713	$112,965	$409,820	$406,961

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(In US$ thousands)

		September 30,	December 31,
	Notes	2015	2014
		(Unaudited)
Assets
Current assets
Cash and cash equivalents	11	$920,302	$963,972
Trade and other receivables	12	210,811	228,392
Income tax receivable		38,864	103,748
Total current assets		1,169,977	1,296,112
Non current assets
Intangible assets, net	13	103,825	48,587
Property, plant and equipment, net	14	43,074	34,310
Deferred tax assets	15	19,552	14,733
Income tax receivable		42,462	38,431
Other deposits		2,571	9,604
Total non current assets		211,484	145,665
Total assets		$1,381,461	$1,441,777
Liabilities and shareholders' equity
Current liabilities
Trade and other payables	16	101,634	137,638
Deferred revenue		38,617	34,310
Income tax liabilities		148,594	232,637
Provision for other liabilities		3,817	-
Total current liabilities		292,662	404,585
Non current liabilities
Deferred tax liabilities	15	3,968	669
Income tax liabilities		51,897	51,589
Provision for other liabilities		6,658	3,055
Other non current liabilities		3,668	13,000
Total non current liabilities		66,191	68,313
Total liabilities		$358,853	$472,898
Shareholders' equity
Share capital	17	77	78
Other reserves		382,293	456,499
Retained earnings		640,238	512,302
Total shareholders' equity		1,022,608	968,879
Total liabilities and shareholders' equity		$1,381,461	$1,441,777

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In US$ thousands)

UNAUDITED

		Other Reserves
	Share capital	Other reserves	Other comprehensive income - translation reserve	Share-based payment reserve	Retained earnings	Total shareholders' equity
Balance as of January 1, 2014	$65	$3,695	$3,782	$58,518	$301,327	$367,387
Profit for the period	-	-	-	-	434,234	434,234
Currency translation differences	-	-	(27,273)	-	-	(27,273)
Total comprehensive income for the period	-	-	(27,273)	-	434,234	406,961
Share-based payments	-	-	-	80,832	-	80,832
Issuance of shares	55	8,910	-	(8,883)	-	82
Cancellation of shares	(42)	-	-	-	-	(42)
Reorganization and initial public offering	-	328,215	-	-	-	328,215
Dividends	-	-	-	-	(363,876)	(363,876)
Balance as of September 30, 2014	$78	$340,820	$(23,491)	$130,467	$371,685	$819,559

Balance as of January 1, 2015	$78	$344,227	$(42,135)	$154,407	$512,302	$968,879
Profit for the period	-	-	-	-	426,112	426,112
Currency translation differences	-	-	(16,292)	-	-	(16,292)
Total comprehensive income for the period	-	-	(16,292)	-	426,112	409,820
Share-based payments	-	-	-	65,415	-	65,415
Repurchase of shares	(1)	(125,728)	-	-	-	(125,729)
Issuance of shares	-	20,021	-	(17,622)	-	2,399
Dividends	-	-	-	-	(298,176)	(298,176)
Balance as of September 30, 2015	$77	$238,520	$(58,427)	$202,200	$640,238	$1,022,608

The amounts above are shown net of income tax expense.

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In US$ thousands)

UNAUDITED

	Nine Months Ended September 30,
	2015	2014
Cash flows from operating activities
Profit for the period	$426,112	$434,234
Adjustments to reconcile profit to net cash provided by operating activities:
Depreciation and amortization	19,328	9,292
Equity settled share-based payments	64,579	94,865
Unrealized foreign currency exchange gain	(8,388)	(14,605)
Loss on disposal of property, plant and equipment & intangible assets & derecognition of intangible assets	1,496	692
Impairment charge	2,104	-
Net finance costs	661	709
Income tax expense	118,199	129,960
Change in fair value of contingent consideration	(19,000)	-
Change in deferred revenue	4,307	9,802
Change in provisions	7,420	(6,953)
Changes in operating assets and liabilities:
Trade receivables	24,156	32,413
Prepayments, other receivables, current and non current assets	(1,898)	(18,377)
Trade payables	(7,174)	(13,334)
Accrued expenses and other liabilities	(25,591)	(55,173)
Cash generated from operations	606,311	603,525
Interest received	214	181
Finance costs paid	(590)	(759)
Income tax paid, net of refunds	(141,648)	(96,232)
Net cash provided by operating activities	464,287	506,715
Cash flows from investing activities
Purchases of intangible assets	(9,951)	(5,520)
Purchase of property, plant and equipment	(25,419)	(18,270)
Purchase of business, net of cash acquired	(44,574)	(18,039)
Net cash used in investing activities	(79,944)	(41,829)
Cash flows from financing activities
Payment of dividends	(298,176)	(217,116)
Proceeds from initial public offering	-	329,404
Repurchase of the company's share capital	(125,729)	(1,240)
Proceeds from exercise of share options and employee share plan	2,399	3,062
Net cash (used in) provided by financing activities	(421,506)	114,110
Net (decrease) increase in cash and cash equivalents	(37,163)	578,996
Cash and cash equivalents at the beginning of the period	963,972	408,695
Exchange losses on cash and cash equivalents	(6,507)	(11,336)
Cash and cash equivalents at the end of the period	$920,302	$976,355

See accompanying notes to the condensed consolidated financial statements.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

1.	General information

King Digital Entertainment plc (KDE) and its subsidiaries (together, the Group or the Company) produce and distribute digital games on multiple platforms. The Company is incorporated under the laws of Ireland under the Irish Companies Act (2014). The company’s registered office is 6th Floor, 2 Grand Canal Square, Dublin 2, Ireland.

These condensed consolidated financial statements are presented in U.S. dollars and all values are rounded to the nearest thousands ($000), except per share amounts or when otherwise indicated.

The financial statements were authorized for issue by the Board of Directors (the Board) on November 4, 2015.

2.	Basis of preparation

The condensed consolidated financial statements of the Group for the nine months ended September 30, 2015 and 2014 have been prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting’ (IAS 34), as issued by the International Accounting Standards Board (IASB).

The condensed consolidated financial statements should be read in conjunction with the annual financial statements of the Group for the year ended December 31, 2014, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB.

Certain prior period comparatives have been reclassified to conform to the current period’s presentation.

The accounting policies adopted are consistent with those applied to the consolidated financial statements of the Group for the year ended December 31, 2014.

3.	Critical accounting estimates and judgments

The preparation of interim financial statements in conformity with IAS 34 requires the use of certain critical accounting estimates and judgments.

Estimates and judgments are continually evaluated and are based on historical experience and other relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

In preparing these condensed consolidated financial statements, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation and uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2014, except for the following:

(a)	Revenue recognition

Our virtual currency does not expire. Based on historical usage patterns, some virtual currency will never be used and is referred to as “breakage.” We estimate breakage revenue using payer activity to assess when the likelihood of a payer spending virtual currency is remote.

4.	Financial risk management

Fair value measurements

Fair value estimation

The table below analyzes financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

•	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).
•	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (Level 2).
•	Inputs for the asset or liability that are not based on observable market data (Level 3).

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The following table presents the group’s financial liabilities that are measured at fair value at September 30, 2015.

	Level 1	Level 2	Level 3	Total
(in thousands)
Liabilities
Financial liabilities at fair value through profit and loss
Contingent consideration	$-	$-	$2,700	$2,700
Total liabilities	$-	$-	$2,700	$2,700

The following table presents the changes in Level 3 instruments for the nine month period ending September 30, 2015

Contingent consideration in a business combination
(in thousands)
As of January 1, 2015	$13,000
Acquisition of Z2 Live, Inc.	8,700
Remeasurement of contingent consideration	(19,000)
As of September 30, 2015	$2,700

5.	Segments and geographical information

The Group has one operating segment with one business activity: developing and monetizing digital games.

The following represents revenue based on geographic location of paying players:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
United States	$242,709	$241,103	$780,988	$840,374
Rest of world (1)	237,000	273,249	757,766	874,250
Total revenue	$479,709	$514,352	$1,538,754	$1,714,624

(1)	No individual country exceeded 10% of our total revenue for any period presented.

The following represents non-current assets (excluding deferred tax assets) by location:

	September 30,	December 31,
	2015	2014
(in thousands)
Malta	$81,259	$74,708
United States	56,828	-
United Kingdom	16,457	26,296
Rest of world	37,388	29,928
Non current assets	$191,932	$130,932

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

6.	Costs and expenses

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Payments to platform providers and partners	$139,652	$156,306	$461,387	$519,954
Marketing and advertising	77,830	93,738	241,005	323,802
Employee benefits expense (note 7)	62,568	63,568	204,998	229,297
Office, data center and related services	12,160	9,764	31,443	24,991
Rental payments	4,773	3,327	13,283	7,435
Depreciation and amortization	7,266	3,473	19,328	9,292
Impairment charge	2,104	-	2,104	-
Other expenses	18,694	15,127	52,700	51,405
Total costs and expenses	$325,047	$345,303	$1,026,248	$1,166,176

7.	Employee benefits expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Wages and salaries	$32,751	$24,287	$99,198	$90,370
Share-based payments	16,732	27,966	66,084	107,126
Social security costs	6,410	5,863	19,311	21,467
Pension costs - defined contribution plans	1,190	909	3,674	2,818
Post-acquisition compensation	2,588	2,291	10,928	2,291
Other charges	2,897	2,252	5,803	5,225
Total employee benefit expense	$62,568	$63,568	$204,998	$229,297

8.	Other gains

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Foreign currency exchange gain	$1,614	$16,072	$2,651	$13,955
Remeasurement of contingent consideration	15,000	-	19,000	-
Other gain	-	2,500	-	2,500
Other gains	$16,614	$18,572	$21,651	$16,455

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

9.	Income tax expense

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Current tax:
Current tax on profit for the period	$37,393	$42,615	$126,432	$121,620
Adjustment in respect to prior period	(3,323)	-	(3,323)	92
Total current tax	$34,070	$42,615	$123,109	$121,712
Deferred tax:
Origination and reversal of temporary differences	(2,904)	3,164	(4,910)	8,248
Total deferred tax	$(2,904)	$3,164	$(4,910)	$8,248
Total income tax expense	$31,166	$45,779	$118,199	$129,960

10.	Earnings per share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders of the Company by the weighted-average number of ordinary shares in issue during the periods ending September 30, 2015 and 2014.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands, except per share data)
Basic:
Profit attributable to equity holders of the Company ($)	142,684	141,665	426,112	434,234
Weighted-average number of shares in issue	311,473	312,500	312,326	307,068
Basic earnings per share ($)	0.46	0.45	1.36	1.41
Diluted:
Profit attributable to equity holders of the Company ($)	142,684	141,665	426,112	434,234
Weighted-average number of shares in issue	317,026	317,564	317,638	314,370
Diluted earnings per share ($)	0.45	0.45	1.34	1.38

Share options outstanding, unvested restricted shares and unvested restricted stock units on a weighted average basis have been included in the diluted earnings per share calculation.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Diluted
Weighted-average number of shares in issue	311,473	312,500	312,326	307,068
Adjusted for:
- Unvested restricted shares	1,049	4,834	1,554	6,033
- Share options	2,883	-	2,517	1,146
- Restricted stock units	1,621	230	1,241	123
Weighted-average number of shares for diluted earnings per share	317,026	317,564	317,638	314,370

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The weighted-average number of shares summarized below were excluded from the calculation of diluted earnings per share because their effect would have been anti-dilutive for the periods presented.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Restricted shares	61	235	172	238
Share options	20,987	24,412	21,411	23,689
Restricted stock units	3,962	1,079	3,727	664
Weighted-average number of shares	25,010	25,726	25,310	24,591

11.	Cash and cash equivalents

	September 30,	December 31,
	2015	2014
(in thousands)
Cash	$918,215	$961,345
Cash held on behalf of players	2,087	2,627
Total cash and cash equivalents	$920,302	$963,972

Cash held on behalf of players from the Group’s online skill tournament business is subject to some restrictions over its use. An equal liability is recognized in the statement of financial position within trade and other payables (note 16).

12.	Trade and other receivables

	September 30,	December 31,
	2015	2014
(in thousands)
Trade receivables	$176,031	$204,289
Prepayments and other receivables	34,780	24,103
Current trade and other receivables	$210,811	$228,392

Trade receivables relate to remittances from web and mobile platform providers. The Group assesses the credit quality of these platforms and have no concerns about the collectability of these balances.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

13.	Intangible assets

	Goodwill	Patents	Domain names	Computer software	Internally generated software	Total
(in thousands)
Cost
As of January 1, 2015	$31,769	$4,150	$742	$6,306	$15,101	$58,068
Additions	-	-	-	2,474	7,477	9,951
Acquisition of subsidiaries	44,984	-	-	2,366	6,214	53,564
Derecognition	-	-	-	-	(1,263)	(1,263)
Exchange differences	(213)	-	(57)	(125)	(253)	(648)
As of September 30, 2015	$76,540	$4,150	$685	$11,021	$27,276	$119,672

Accumulated amortization
As of January 1, 2015	$-	$308	$312	$2,158	$6,703	$9,481
Charge for the period	-	460	26	2,337	3,842	6,665
Exchange differences	-	-	(24)	(69)	(206)	(299)
As of September 30, 2015	$-	$768	$314	$4,426	$10,339	$15,847

Carrying amount
As of December 31, 2014	$31,769	$3,842	$430	$4,148	$8,398	$48,587
As of September 30, 2015	$76,540	$3,382	$371	$6,595	$16,937	$103,825

Derecognition represents internally generated software abandoned during the period.

The amortization expense for the nine month period ended September 30, 2015 of $6.7 million (September 30, 2014: $2.7 million) is included in ‘Costs and expenses’, within general and administrative and research and development expenses.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

14.	Property, plant and equipment

	Fixtures, fittings and office equipment	Leasehold improvements	Computer hardware	Total
(in thousands)
Cost
As of January 1, 2015	$5,705	$17,347	$24,736	$47,788
Additions	6,303	9,341	9,775	25,419
Acquisition of subsidiaries	178	9	128	315
Impairment	-	(2,104)	-	(2,104)
Transfers	1,388	(3,831)	2,443	-
Disposals	(192)	(36)	(72)	(300)
Exchange differences	(486)	(649)	(1,670)	(2,805)
As of September 30, 2015	$12,896	$20,077	$35,340	$68,313

Accumulated depreciation
As of January 1, 2015	$1,464	$1,211	$10,803	$13,478
Charge for the period	2,165	2,505	7,993	12,663
Disposals	(34)	(4)	(29)	(67)
Exchange differences	(78)	(60)	(697)	(835)
As of September 30, 2015	$3,517	$3,652	$18,070	$25,239

Carrying amount
As of December 31, 2014	$4,241	$16,136	$13,933	$34,310
As of September 30, 2015	$9,379	$16,425	$17,270	$43,074

The depreciation expense for the nine month period ended September 30, 2015 of $12.7 million (September 30, 2014: $6.6 million) is included in ‘Costs and expenses’ within general and administrative expenses.

The carrying amount of the Leasehold improvements has been reduced to its recoverable amount through recognition of an impairment charge. This charge has been included in ‘Costs and expenses’ within general and administrative expenses.

15.	Deferred taxation

Deferred tax assets and liabilities are reflected in the condensed consolidated statements of financial position, as follows:

	September 30,	December 31,
	2015	2014
(in thousands)
Deferred tax assets	$19,552	$14,733
Deferred tax liabilities	(3,968)	(669)
Net deferred assets	$15,584	$14,064

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

16.	Trade and other payables

	September 30,	December 31,
	2015	2014
(in thousands)
Trade payables	$10,311	$17,403
Accrued marketing expenses	42,208	36,133
Accrued employee expenses	14,798	47,218
Accrued capital work in progress	2,183	4,247
Social security and other indirect taxes	11,453	24,597
Liability relating to player balances	2,087	2,627
Contingent consideration	700	-
Unearned income	2,502	566
Other liabilities	15,392	4,847
Total trade and other payables	$101,634	$137,638

Liability relating to player balances is equal to the amount of cash held on behalf of players (note 11).

17.	Share capital

The total number of authorized shares by class is as follows:

	September 30,	December 31,
	2015	2014
Ordinary shares	1,000,000,000	1,000,000,000
Preferred shares	12,500,000	12,500,000
Euro deferred shares	40,000	40,000
Total	1,012,540,000	1,012,540,000

Ordinary shares

There is one class of ordinary shares authorized with a nominal value of $0.00008 per share.

The holders of ordinary shares are entitled to receive dividends out of funds legally available at the time and in the amounts that the Company’s Board may determine. Holders of ordinary shares are entitled to one vote per share. In the event of liquidation, reduction of capital or otherwise, the holders of ordinary shares shall be entitled to distribution of assets, after payments are made to preference shares in the Company then in issue, equally and pro rata to the number of ordinary shares held. Other than where statutory pre-emption rights have been disapplied by special resolution, any new shares will be offered for subscription to the holders of the ordinary shares in proportion to the shares held by each of them. Such statutory pre-emption rights have been disapplied for a period of five years from March 25, 2014, with the intention to be renewed at the end of this period.

Preferred shares

There is one class of preferred shares authorized with a nominal value of $0.00008 per share.

The holders of preferred shares are entitled to receive dividends at such rates, on such conditions and at such times as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall have such voting powers as are stated and expressed in any resolution adopted by the Board providing for the issue of preferred shares. Preferred shares shall be entitled to such rights upon the dissolution of the Company, or upon any distribution of its assets, as the Directors may fix in any resolution adopted by the Board providing for the issue of such preferred shares. Preferred shares shall be convertible into, or exchangeable for, shares of any other class at such price or at such rates of exchange and with such adjustments as the Directors determine.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Euro deferred shares

Euro deferred shares are non-voting and not entitled to a dividend. Euro deferred shares shall only be entitled to participate in an exit event if the proceeds exceed €100 billion ($130 billion).

There is one class of deferred shares authorized with a per share nominal value denominated in euros of €1.00 ($1.30).

Movement in share capital is as follows:

	Ordinary Shares(1)		Euro Deferred Shares		Total
	Shares	$	Shares	$	Shares	$
At January 1, 2015	321,958,914	25,758	40,000	52,040	321,998,914	77,798
Shares repurchased	(8,425,514)	(674)	-	-	(8,425,514)	(674)
Options exercised	1,444,580	116	-	-	1,444,580	116
RSUs vested	475,317	38	-	-	475,317	38
At September 30, 2015	315,453,297	25,238	40,000	52,040	315,493,297	77,278

(1)	Includes unvested restricted shares. Refer to note 18 for further details.

Share repurchase program

On November 4, 2014, our Board approved, subject to requisite regulatory and shareholder approval, a one year share repurchase program of up to $150 million worth of our ordinary shares to be effected through open market purchases. We obtained the requisite approvals for the program from shareholders and the Irish Takeover Panel on January 29, 2015.

For the nine month period ended September 30, 2015, we repurchased an aggregate of 8,249,313 shares for $126 million under this program.

18.	Share-based payments

The following tables summarize the methods used to measure the fair value for each type of share-based award and the related vesting period over which the expense is recognized:

Type of Award	Vesting period	Fair Value Measure	Classification
Restricted Shares	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Monte Carlo valuation model	Equity-settled

Share Options	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

Restricted Stock Units	Predominately over a four-year period, with a one-year cliff, followed by quarterly vesting	Black-Scholes option pricing model	Equity-settled

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Restricted shares

The Company awarded restricted shares previously referred to as D1, D2 and D3 ordinary restricted shares (the restricted shares) to certain employees and non-executive directors, the movement in these awards during the nine months ended September 30, 2015 and 2014 is as follows:

	D1 Restricted Shares	D2 Restricted Shares	D3 Restricted Shares	Total Restricted Shares
At January 1, 2014	4,880,168	3,700,906	-	8,581,074
Granted	167,500	-	10,855,580	11,023,080
Forfeited	(88,594)	-	-	(88,594)
Vested	(2,469,499)	(1,678,299)	-	(4,147,798)
Converted	-	-	(8,273,646)	(8,273,646)
At September 30, 2014	2,489,575	2,022,607	2,581,934	7,094,116

At January 1, 2015	2,159,362	1,338,683	2,535,097	6,033,142
Forfeited	(216,599)	-	-	(216,599)
Vested	(1,138,001)	(1,120,428)	(63,092)	(2,321,521)
At September 30, 2015	804,762	218,255	2,472,005	3,495,022

The restricted shares are issued upon grant and contain claw-back provisions, which lapse in accordance with the required service period. The Company recognizes the corresponding compensation expense of those awards and has recognized a share-based payment expense for these awards of $1.2 million and $3.0 million for D1 restricted shares and $13,680 and $88,019 for D2 restricted shares in the nine months ended September 30, 2015 and 2014, respectively, based on the fair value of the awards at date of grant. All Linked (D3 restricted) Shares are linked to share options and are included in the fair value calculation of share options below, and consequently are excluded from the diluted weighted-average number of shares in issue. All D1, D2 and Linked (D3 restricted) Shares are included within ordinary shares.

The Company determines the grant date fair value of the D1 and D2 restricted shares on the grant date using the Monte Carlo valuation model. The weighted-average fair value of all restricted shares granted for the nine month period ended September 30, 2014 was determined using the following assumptions:

2014
Weighted-average fair value ($)	22.47
Weighted-average of key assumptions:
Share price ($)	22.47
Subscription price ($)	0.00008
Expected term, in years	4.00
Risk-free interest rates	0.69%
Expected volatility	55%
Dividend yield	0%

Expected volatility has been calculated based on the share price volatility of comparable companies over a time period equal to the expected life of the awards and historical share price volatility of the Company’s publicly traded shares, where available.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Share options

The Company granted the following options to purchase ordinary shares to certain employees and non-executive directors, during the nine months ended September 30, 2015 and 2014:

	2015		2014
	Share Options	Weighted-Average Exercise Price ($)	Share Options	Weighted-Average Exercise Price ($)
At January 1,	22,879,801	14.73	19,054,987	5.07
Granted	2,854,147	15.38	8,121,174	29.54
Exercised	(1,444,580)	1.66	(3,995,219)	0.01
Forfeited	(721,745)	8.85	(78,688)	6.81
At September 30,	23,567,623	15.79	23,102,254	14.54
Exercisable at September 30,	5,453,035	19.23	1,425,384	21.49

The aggregate intrinsic value of options exercised was $19.0 million and $61.2 million for the nine months ended September 30, 2015 and 2014, respectively. The weighed-average share price at the date of exercise for options exercised in the nine months ended September 30, 2015 was $14.85.

The options expire ten years after their grant date. The weighted-average remaining contractual life of the share options outstanding is 8.20 years as of September 30, 2015. These options have an exercise price range of between $0.00008 and $31.37.

The weighted-average remaining contractual life and weighted-average exercise price of the share options outstanding as of September 30, 2015 is presented in the table below:

Exercise Price	Number of Share Options	Weighted-Average Exercise Price ($)	Weighted-Average Remaining Life (Yrs)
Less than $0.01	797,448	0.00008	6.84
$0.01 - $5.00	17,349	4.11	7.98
$5.01 - $10.00	12,129,499	7.52	7.90
$10.01 - $20.00	3,201,147	14.99	9.38
Greater than $20.00	7,422,180	31.37	8.33
	23,567,623	15.79	8.20

Of these share options granted, an aggregate of 3.5 million include the right to subscribe for Linked (D3 restricted) Shares, which were granted to our executive directors and will vest over the service period to the extent that certain market-based vesting conditions are satisfied. These conditions are based on the Company’s achievement of an average target share price over a specified time period, which commenced upon the initial public offering (IPO). These awards are divided into three tranches and each tranche has a target share price of either $24.60, $30.60 or $36.60 per share.

The Company has recognized a share-based payment expense, net of estimated forfeitures for these awards of $36.3 million and $80.6 million in the nine months ended September 30, 2015 and 2014, respectively, and of this, $21.8 million and $66.0 million, respectively, related to options linked to Linked (D3 restricted) Shares.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The Company measures all share options at the fair value of the award on grant date using the Black-Scholes option-pricing model. The weighted-average fair value of all options granted for the nine months ended September 30, 2015 and 2014 was determined using the following principal assumptions:

	2015	2014
Weighted-average fair value ($)	7.64	9.85
Weighted-average of key assumptions:
Share price ($)	15.38	22.15
Exercise price ($)	15.38	29.82
Expected term, in years	6.12	5.65
Risk-free interest rates	1.77%	1.89%
Expected volatility	55%	55%
Dividend yield	0%	0%

Expected volatility has been calculated based on the share price volatility of comparable companies over a time period equal to the expected life of the awards and historical share price volatility of the Company’s publicly traded shares, where available.

Restricted stock units (RSUs)

A restricted stock unit represents the right to receive one ordinary share on a specified date, subject to such conditions and restrictions, including continued employment or service.

The Company awarded the following RSUs to certain employees during the nine months ended September 30, 2015 and 2014:

	2015	2014
At January 1,	1,799,515	-
Granted	4,587,432	1,551,178
Vested	(475,317)	(27,946)
Forfeited	(286,129)	(40,487)
At September 30,	5,625,501	1,482,745

The Company recognized a share-based payment expense, net of estimated forfeitures for these awards of $27.0 million and $11.1 million in the nine months ended September 30, 2015 and 2014, respectively based on the fair value of the RSUs at date of grant.

The Company determines the fair value of RSUs using the Black-Scholes option-pricing model. The weighted-average fair value of all RSUs granted for the nine months ended September 30, 2015 and 2014 was determined using the following principal assumptions:

	2015	2014
Weighted-average fair value ($)	15.10	19.96
Weighted-average of key assumptions:
Share price ($)	15.10	19.96
Expected term, in years	4.00	4.00
Risk-free interest rates	0.72%	0.68%
Expected volatility	55%	55%
Dividend yield	0%	0%

Expected volatility has been calculated based on the share price volatility of comparable companies over a time period equal to the expected life of the awards and historical share price volatility of the Company’s publicly traded shares, where available.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

Shadow options

The movement in shadow options during the nine months ended September 30, 2014 is as follows:

2014
At January 1,	223,750
Vested	(79,994)
Lapsed	(143,756)
At September 30,	-

Upon the IPO, a significant portion of shadow options vested and were converted into share options, and the remaining balance lapsed and was replaced with an equivalent number of RSUs.

The Company recognized a share-based payment expense for these awards of $78,780 in the nine months ended September 30, 2014, based on the fair value of the awards at date of grant.

Discretionary Bonus Units (DBUs)

The following DBUs were outstanding at September 30, 2015 and 2014, respectively:

	2015	2014
At January 1,	2,627,715	1,051,086
Settled	(2,627,715)	-
At September 30,	-	1,051,086

The Company recognized a share-based payment expense for these awards of $1.4 million and $12.3 million in the nine months ended September 30, 2015 and 2014, respectively, including mark-to-market adjustments of $nil and $3.1 million, respectively.

Upon IPO, the settlement value of the DBUs was determined. Fifty percent of the settlement value was paid upon the IPO, with the remaining 50% paid in March 2015.

The share-based payments expense included in the condensed consolidated statements of operations is allocated as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Cost of revenue	$208	$481	$807	$3,994
Research and development	6,795	11,582	25,889	37,182
Sales and marketing	1,799	1,375	6,179	4,676
General and administrative	7,930	14,528	33,209	61,274
Total share-based payments	$16,732	$27,966	$66,084	$107,126

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

19.	Commitments

The group has the following commitments for the quarter ended September 30:

	September 30,	December 31,
	2015	2014
(in thousands)
Operating lease commitments ¹
Within one year	$16,349	$12,213
1 - 3 years	39,896	21,224
3 - 5 years	27,709	10,801
Later than five years	40,692	2,404
	$124,646	$46,642

Purchase obligations
Within one year	$6,862	$4,419
1 - 3 years	6,004	2,530
Later than five years	256	-
	$13,122	$6,949

(1)	The group leases various offices under non-cancellable operating lease agreements. The lease terms are between three months and ten years and the majority are renewable at the end of the lease period.

During the nine month period ending September 30, 2015, the Company entered into non-cancellable lease agreements for offices in Stockholm and London for lease terms between five and ten years with an annual rent of $1.0 million and $8.1 million, respectively.

20.	Related party transactions

All companies forming part of the Group are considered to be related parties, as these companies are ultimately owned by KDE. The Group’s largest shareholder is Bellaria Holding S.á.r.l, whom Apax WW Nominees Ltd. is the sole shareholder, and advised by Apax Partners, a private equity firm affiliated to Roy Mackenzie and Andrew Sillitoe, members of the Board. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a)	Key management personnel remuneration

Key management personnel compensation for employee and director services during the period is shown below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Short-term employee benefits	$3,204	$3,190	$10,476	$25,406
Share-based payments (1)	8,287	16,409	34,195	66,893
Post-employment benefits	40	88	147	273
Total	$11,531	$19,687	$44,818	$92,572
⁽¹⁾	Non-cash amount. Expense recognized in the statement of operations.
(b)	Repurchase of shares

On January 31, 2014, the Company repurchased 17,227,880 E ordinary shares held by Stephane Kurgan, the Chief Operating Officer and a Director of the Company, in exchange for an aggregate repurchase price of $1.2 million and 7,422,180 share options linked to Linked (D3 restricted) Shares.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

(c)	Purchase of services and other costs

During the period, the Company purchased consulting services and a software license from a company affiliated to S. Knutsson, the Chief Creative Officer and a Director of the Company.

In 2014, upon completion of the IPO, the Company assumed some related costs on behalf of certain shareholders.

(i)	The purchase of services and other costs from related parties is shown below:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2015	2014	2015	2014
(in thousands)
Entity related to key management personnel	$403	$297	$1,067	$950
Shareholders	-	-	-	2,100
Total	$403	$297	$1,067	$3,050

(ii)	Balances arising from the purchase of services and other costs from related parties as of September 30, 2015 and 2014 are shown below:

	2015	2014
(in thousands)
Entity related to key management personnel	$197	$150
Total	$197	$150

21.	Business combinations

Z2Live, Inc.

On February 24, 2015, the Company acquired 100% of the equity of Z2Live, Inc., a games developer based in Seattle, Washington.

Consideration for this transaction includes an upfront payment of $55.4 million, including $10.8 million to purchase cash on hand at close and contingent consideration of up to $76.5 million. In addition, certain employees are entitled to an employment linked contingent payment of up to $30.0 million.

The contingent consideration is linked to amounts generated from specific games launched within a defined period as well as a tax refund. The potential range of undiscounted future payments that the Company could be required to make under the contingent consideration arrangement is between $nil and $76.5 million.

The fair value of the contingent consideration arrangement was estimated using the income approach. The fair value measurement is based on significant inputs that are not observable in the market, which IFRS 13 ‘Fair Value Measurement’ refers to as Level 3 Inputs. Key assumptions include expected game launch dates and game performance.

KING DIGITAL ENTERTAINMENT PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

UNAUDITED

The following tables summarize the provisional fair value of the consideration paid for Z2Live, Inc. and the assets acquired and liabilities assumed recognized at the acquisition date.

(in thousands)
Cash consideration	$55,432
Fair value of contingent consideration	8,700
Total fair value of consideration	$64,132
(in thousands)
Cash and other assets	$15,286
Intangible assets	8,580
Liabilities	(4,718)
Net assets	19,148
Goodwill	$44,984

The goodwill of $45.0 million arising from the acquisition consists largely of the economies of scale, assembled workforce and synergies expected from combining the operations of the Company and Z2Live, Inc. None of the goodwill recognized is expected to be deductible for income tax purposes. Intangible assets are primarily made up of games in development. The intangible assets were valued using the replacement cost methodology. Acquisition-related costs were $1.2 million.

The amount of revenue and profit of Z2Live, Inc. generated since acquisition were not material in the context of the Company. Had the business been acquired on January 1, 2015, the revenue and profit of the Company for the nine month period would not have been materially different to those that appear in the Company’s statement of operations.

As of September 30, 2015, the contingent consideration was remeasured to $2.7 million using the income approach.

22.	Contingencies

Litigation

Beginning on March 17, 2015, purported securities class action lawsuits were filed in the Superior Court of the State of California, County of San Francisco, against the Company, certain of its directors and executive officers and underwriters of the Company’s IPO.  The lawsuits were brought by purported shareholders of the Company seeking to represent a class consisting of all those who purchased stock pursuant and/or traceable to the Registration Statement and Prospectus issued in connection with the IPO.  The lawsuits have now been consolidated. Plaintiffs assert claims under Sections 11, 12(a)(2) and 15 of the Securities Act of 1933, as amended (the Securities Act) and seek unspecified damages and other relief.  The Company has not recorded a liability in relation to these lawsuits and believes that the claims are without merit and intends to defend the lawsuits vigorously.

23.	Events after the end of the reporting period

On November 2, 2015, the Company reached an agreement with Activision Blizzard, Inc., a Delaware corporation (AB), on the terms of a recommended acquisition by ABS Partners C.V., a partnership formed in The Netherlands and a wholly-owned subsidiary of AB  (AB Sub), of the Company’s entire issued and to be issued ordinary share capital (the Acquisition) by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act of 2014 (the Scheme) and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules 2013, as amended (the Irish Takeover Rules).  As a result of the Acquisition, the Company will become a wholly-owned subsidiary of AB Sub and, if the Scheme becomes effective, shareholders will be entitled to receive $18.00 in cash for each ordinary share of the Company owned by them on the date on which the Scheme becomes effective.

The consummation of the Acquisition is subject to certain conditions, including, among others, approval of the Scheme by shareholders as required by Irish law, approval of the Scheme by the High Court of Ireland, and receipt of clearances by the relevant antitrust authorities.  The consummation of the Acquisition is not subject to a financing condition.  The terms of the transaction agreement entered into in connection with the Acquisition also provide that, at any time prior to April 2, 2016, AB may elect (with the consent of the Irish Takeover Panel) to implement the acquisition by way of a takeover offer in accordance with the Irish Takeover Rules.  The Acquisition is expected to be completed by Spring 2016.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of our operations in conjunction with the condensed consolidated financial statements and related notes of King Digital Entertainment plc included elsewhere in this Form 6-K and our audited consolidated financial statements included in our annual report on Form 20-F filed with the U.S. Securities and Exchange Commission (the SEC) on February 13, 2015 (2014 Form 20-F). Our audited annual financial statements are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). Our unaudited condensed interim financial statements are prepared in accordance with International Accounting Standard 34, ‘Interim Financial Reporting (IAS 34), as issued by the IASB. Our historical results are not necessarily indicative of the results that should be expected in the future. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. These statements often include words such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” or similar expressions to identify forward-looking statements. Our actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the “Risk Factors” section in our 2014 Form 20-F and those included elsewhere in this Form 6-K.

Overview

We are a leading interactive entertainment company for the mobile world. Our mission is to provide highly engaging games to our audience to match their mobile lifestyles. We develop and publish games embedded with social features that enhance the player experience. Our games are free-to-play and players can purchase virtual currency which they can exchange for virtual items that are priced relative to the entertainment value that they provide.

Business Highlights

In the quarter ended September 30, 2015, an average of 133 million daily active users (DAUs) played our games approximately 1.4 billion times per day. From their launch to September 30, 2015, our games have been installed approximately 3.3 billion times on web and mobile channels. According to App Annie, in the quarter ended September 30, 2015 we had two games in the top 5 grossing games in the United States in both the iOS App Store and the Google Play App Store.

Our network health is core to our strategy, which we focus on by building long-term relationships with our players through continuous development of engaging, advertisement-free content. Since June 30, 2015, we launched three new games: our first resource management game, Paradise Bay, on mobile, and two new casual games, Blossom Blast Saga on mobile and Scrubby Dubby Saga on Facebook.

Our franchises measured by total average DAUs and average daily game plays in the quarter ended September 30, 2015 compared to the previous five quarters are as follows:

	Quarter Ended
(in millions)	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Average DAUs
Candy Crush (1)	92	98	107	91	77	84
Farm Heroes	18	20	23	24	24	28
Pet Rescue	8	8	10	11	13	15
Bubble Witch (2)	7	8	10	12	14	4
Average daily game plays
Candy Crush (1)	955	1,011	1,086	957	836	849
Farm Heroes	197	192	222	248	247	249
Pet Rescue	125	93	117	133	151	138
Bubble Witch (2)	64	66	86	111	150	38
(1) Includes Candy Crush Saga and Candy Crush Soda Saga.
(2) Includes Bubble Witch Saga and Bubble Witch 2 Saga.

How We Generate Revenue

We generate almost all our revenue through the sale of virtual items, which most of our payers purchase with our virtual currency. While our players are able to enjoy our games for free, we sell virtual items to a subset of players who wish to enhance their entertainment experience. Virtual items available for purchase include: extra lives and moves that extend the duration of a game session, skill-enhancing boosters and other mechanisms that help players achieve game objectives, episode unlocks that provide access to content, and speed-ups that accelerate the game experience. We believe that designing great games that create a sense of delight and excitement drives game longevity and customer loyalty, and is the most effective way of building a sustainable business over the long term.

Our portfolio of games has largely transitioned to selling virtual currency which players can use to buy in-game virtual items. The majority of our virtual items is purchased with our virtual currency and is consumable in nature. Revenue related to consumable virtual items is recognized upon use, which approximates the time the consumable virtual item is purchased.

Most of the purchases of virtual currency are processed by the platform partner used by the individual player. Nearly all purchases of virtual currency were made through Apple’s iOS, Google’s Android and Facebook platforms during the quarter ended September 30, 2015. These platforms typically charge us a fee for their payment processing infrastructure services, distribution and reach. We generally recognize revenue on a gross basis and record a corresponding cost of revenue for the amount paid to our platform partners.

We generate a small portion of our revenue from skill tournaments on our royalgames.com website. In the quarter ended September 30, 2015 revenue from royalgames.com represented less than 1% of our revenue.

Key Business Metrics

We use the following key financial and operating metrics to evaluate and manage our business on an ongoing basis, which we believe are useful for investors:

•	Financial Metrics
•	Gross Bookings
•	Revenue
•	Adjusted Revenue
•	Adjusted EBITDA
•	Adjusted EBITDA Margin
•	Operating Metrics
•	Monthly Active Users (MAUs)
•	Daily Active Users (DAUs)
•	Monthly Unique Users (MUUs)
•	Monthly Unique Payers (MUPs)
•	Monthly Gross Average Bookings per Paying User (MGABPPU)

Non-GAAP Financial Measures

To provide investors with additional information about our financial results, we disclose within this Form 6-K gross bookings, adjusted revenue, adjusted EBITDA and adjusted EBITDA margin, as well as certain gross bookings and adjusted EBITDA information presented on a constant currency basis, calculated using the exchange rates consistent with those in effect for the comparative periods.  These measures are not calculated in accordance with IFRS or U.S. generally accepted accounting principles (GAAP). Collectively, we refer to these measures as non-GAAP financial measures. This information should be considered supplemental in nature and is not meant as a substitute for the related financial information prepared in accordance with IFRS. In addition, other companies, including companies within our industry, may calculate these measures differently or not at all, which reduces their usefulness as comparative measures.

The effect of foreign currency exchange rates has an impact on our operating results. As such, we believe the constant currency measures included in this Form 6-K provide investors with useful supplemental information about the financial performance of our business, enable comparison of financial results between periods where certain items may vary independently of business performance, and allow for greater transparency with respect to key metrics used by management in operating our business.

Gross Bookings and Revenue. We define gross bookings as the economic benefit collected from the sale of virtual currency and for access to skill tournaments.

We use gross bookings to evaluate the results of our operations, generate future operating plans and assess our performance. We believe that this non-GAAP financial measure provides a meaningful measurement of our business performance during a particular period.

The following table reflects the reconciliation of revenue to gross bookings for each of the periods indicated:

	Quarter Ended
Reconciliation of Revenue to Gross Bookings:	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
(in thousands)
Revenue	$479,709	$489,532	$569,513	$545,617	$514,352	$593,563
Sales tax	29,259	30,005	34,925	27,406	20,972	18,573
Other revenue(1)	(1,485)	(1,554)	(1,681)	(1,820)	(1,901)	(2,428)
Movement in player wallet and other adjustments(2)	975	1,156	1,427	1,496	1,495	1,464
Change in deferred revenue	(6,314)	10,352	269	13,583	9,001	(81)
Gross bookings	$502,144	$529,491	$604,453	$586,282	$543,919	$611,091

(1)	Other revenue includes tax rebates and other marketing-related rebates from platform providers.
(2)	Calculated as the change of the net withdrawable cash balance in skill tournament players’ accounts after adjustments for tournament fees, deposits, withdrawals, chargebacks and confiscated funds.

Gross bookings in the quarter ended September 30, 2015 decreased compared to the quarter ended June 30, 2015 by $27 million, or 5%. The decrease was primarily driven by a decline in gross bookings in our largest franchise, Candy Crush, as it continues to mature.

Gross bookings in the quarter ended September 30, 2015 decreased compared to the quarter ended September 30, 2014 by $42 million, or 8%. The decrease in gross bookings was primarily due to lower gross bookings from our more mature games, notably Candy Crush Saga, partially offset by increased gross bookings from our newer games, in particular Candy Crush Soda Saga which was launched at the end of 2014. Furthermore, in the first nine months of 2015 we have not launched any franchise games, compared to two franchise game launches in the first nine months of 2014. New franchise game launches tend to offset declines in our more mature games.

In the quarter ended September 30, 2015, gross bookings derived from mobile decreased to $414 million or 82% of our gross bookings, compared to $430 million or 81% in the quarter ended June 30, 2015 and $417 million or 77% in the quarter ending September 30, 2014.

Excluding the effect of foreign exchange rates, we estimate that the constant currency gross bookings would have decreased by approximately $26 million, or 5%, to $504 million for the quarter ended September 30, 2015 compared to the quarter ended June 30, 2015 and would have remained relatively flat with a slight increase of approximately $2 million to $546 million for the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014. On a constant currency basis, we estimate that mobile gross bookings would have decreased by approximately $15 million, or 3%, to $415 million compared to the quarter ended June 30, 2015 and increased by approximately $33 million, or 8%, to $450 million compared to the quarter ended September 30, 2014. The difference between the reported gross bookings and constant currency gross bookings, when measured at the quarter ended September 30, 2014 exchange rates, primarily relates to gross bookings generated in European currencies.

Candy Crush Saga, the original game in our Candy Crush franchise, accounted for 40% of our gross bookings in the quarter ended September 30, 2015 compared to 39% in the quarter ended June 30, 2015 and 51%  in the quarter ended September 30, 2014. Over time, we expect Candy Crush Saga to represent a smaller percentage of our gross bookings as we continue to diversify our game portfolio and as it continues to mature.

Revenue in the quarter ended September 30, 2015 decreased compared to the quarter ended June 30, 2015 by $10 million, or 2%. The key drivers of this decrease were consistent with those affecting gross bookings, partially offset by the change in deferred revenue resulting primarily from the recognition of breakage revenue in respect of inactive players’ unused virtual currency balances. We use player inactivity as a proxy for the age of those balances.

Revenue decreased by $35 million, or 7%, from $514 million in the quarter ended September 30, 2014 to $480 million in the quarter ended September 30, 2015. The key drivers of this decrease were consistent with those affecting gross bookings in the same period, as well as higher taxes related to the new value added tax legislation in the European Union effective in 2015 and sales tax provision reductions in other jurisdictions in 2014, partially offset by the change in deferred revenue primarily due to the recognition of breakage revenue described above.

Adjusted Revenue. We define adjusted revenue as revenue adjusted to include changes in deferred revenue. We believe that adjusted revenue is a useful metric for calculating adjusted EBITDA margin and understanding our operating results and ongoing profitability.

The following table reflects the reconciliation of revenue to adjusted revenue for each of the periods indicated:

	Quarter Ended
Reconciliation of Revenue to Adjusted Revenue:	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
(in thousands)
Revenue	$479,709	$489,532	$569,513	$545,617	$514,352	$593,563
Change in deferred revenue	(6,314)	10,352	269	13,583	9,001	(81)
Adjusted revenue	$473,395	$499,884	$569,782	$559,200	$523,353	$593,482

Adjusted revenue decreased from $500 million in the quarter ended June 30, 2015 and $523 million in the quarter ended September 30, 2014 to $473 million in the quarter ended September 30, 2015. The key drivers of the decreases were consistent with those affecting gross bookings in the same periods.

Adjusted EBITDA and Adjusted EBITDA Margin. We define adjusted EBITDA as profit, adjusted for income tax expense (credit), foreign currency exchange (gain) loss, acquisition-related (benefit) expense (including contingent consideration fair value adjustments), non-operating (income) expense, net finance (income) costs, share-based and other equity-related compensation (including social security tax charges associated therewith), changes in deferred revenue, and depreciation and amortization. We define adjusted EBITDA margin as adjusted EBITDA as a percentage of adjusted revenue. We believe that adjusted EBITDA and adjusted EBITDA margin are useful metrics for investors to understand and evaluate our operating results and ongoing profitability as these measures permit investors to evaluate our recurring profitability from our ongoing operating activities. We also use these measures internally to establish forecasts, budgets and operational goals and to manage and monitor our business, as well to evaluate our ongoing and historical performance.

Adjusted EBITDA and adjusted EBITDA margin have certain limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our results of operations as reported under IFRS. These limitations include:

•	adjusted EBITDA does not reflect that we defer revenue related to virtual currency and certain virtual items;
•	adjusted EBITDA does not include foreign currency exchange (gain) loss or non-operating (income) expense, which includes one off (gains) and losses;

•	adjusted EBITDA does not include acquisition-related (benefit) expense including contingent consideration fair value adjustments and other acquisition-related adjustments;
•	adjusted EBITDA does not include share-based and other equity-related compensation expense, including the social security tax charges associated therewith and periodic charges; and
•	other companies, including companies in our industry, may calculate adjusted EBITDA differently or not at all, limiting its usefulness as a direct comparative measure.

The following table reflects the reconciliation of profit to adjusted EBITDA for each of the periods indicated:

	Quarter Ended
Reconciliation of Profit to Adjusted EBITDA:	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
(in thousands, except percentage data)
Profit	$142,684	$119,303	$164,125	$140,617	$141,665	$165,370
Add:
Income tax expense	31,166	40,282	46,751	63,467	45,779	50,169
Foreign currency exchange (gain) loss	(1,614)	3,884	(4,921)	(15,145)	(16,072)	(1,946)
Acquisition-related (benefit) expense	(12,537)	455	5,365	464	3,784	-
Non-operating (income) expense	-	2	(14)	1,510	(2,500)	-
Net finance costs	272	173	216	196	177	264
Share-based and other equity-related compensation	19,458	26,533	32,714	27,099	30,762	31,412
Change in deferred revenue	(6,314)	10,352	269	13,583	9,001	(81)
Depreciation and amortization	7,266	6,376	5,686	5,553	3,473	3,054
Adjusted EBITDA	$180,381	$207,360	$250,191	$237,344	$216,069	$248,242
Adjusted EBITDA margin	38%	41%	44%	42%	41%	42%

Adjusted EBITDA decreased from $207 million in the quarter ended June 30, 2015 and $216 million in the quarter ended September 30, 2014 to $180 million in the quarter ended September 30, 2015. The decreases were primarily due to lower gross bookings and revenue as discussed above, partially offset by lower platform fees resulting from the decrease in gross bookings. Adjusted EBITDA fluctuations quarter to quarter are driven primarily by movements in gross bookings and marketing spend.

Excluding the effect of foreign exchange rates, we estimate that the constant currency adjusted EBITDA would have decreased by approximately $25 million, or 12%, to $183 million for the quarter ended September 30, 2015 compared to the quarter ended June 30, 2015 and would have decreased by approximately $20 million, or 9%, to $197 million for the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014.  The difference between the reported adjusted EBITDA and the constant currency adjusted EBITDA within their respective comparative periods is primarily due to the same factors that affect the constant currency gross bookings, partially offset by costs denominated in European currencies.

Adjusted EBITDA margin decreased from 41% in the quarter ended June 30, 2015 and 41% in the quarter ended September 30, 2014 to 38% in the quarter ended September 30, 2015. The decreasing adjusted EBITDA margin in the quarter primarily reflects lower gross bookings and higher general and administrative expenses relative to earlier periods.

Key Operating Metrics

We track a variety of operating metrics to measure our ability to grow, retain and monetize our user network. These metrics are shown on a sequential quarterly basis, consistent with how we track and monitor our key operating metrics internally. For our calculation of non-unique user metrics, an individual who either plays two of our games on a single platform or device, or the same game on two platforms or devices in the relevant period is counted as two users. For our calculation of unique user metrics, due to certain technological limitations, we do not de-duplicate user data for users who play or pay in our games on multiple platforms or devices, or on games recently acquired, in the relevant period. The tracking of our key operating metrics is subject to certain limitations as it is done using internal tools, and relies in part on data received from third parties. We only have limited ability to verify data from both of these sources.

Monthly Active Users (MAUs). We monitor MAUs as a key measure of the overall size of our network of users and as a measure of their regular engagement with our portfolio of games. MAUs are the number of individuals who played a particular game in the 30-day period ending with the measurement date. We calculate average MAUs by adding the total number of active users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Average MAUs	474	501	550	533	495	485

Average MAUs decreased by 27 million, or 5%, to 474 million in the quarter ended September 30, 2015 from 501 million in the quarter ended June 30, 2015. The decrease in MAUs reflects a decrease in game activity on both web and mobile, primarily in Candy Crush Saga, as well as in most of our other mature games. The rate of decline in MAUs on web was higher than the rate of decline on mobile, which we believe is primarily due to the decline in overall number of Facebook desktop users.

Average MAUs decreased by 21 million, or 4%, to 474 million in the quarter ended September 30, 2015 from 495 million in the quarter ended September 30, 2014. This decrease was primarily the result of declines in our more mature games, particularly Candy Crush Saga, partially offset by the introduction of additional games, notably Candy Crush Soda Saga. In addition, we observed a continued increase in activity from our mobile players, more than offset by a decrease in activity on Facebook.

Daily Active Users (DAUs). We monitor DAUs as a key measure of our active player audience. DAUs are the number of individuals who played one of our games during a particular day. We calculate average DAUs by adding the total number of DAUs for each day in a period and dividing by the number of days in the period.

	Quarter Ended
(in millions)	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Average DAUs	133	142	158	149	137	138

Average DAUs decreased by 9 million, or 6%, to 133 million in the quarter ended September 30, 2015 from 142 million in the quarter ended June 30, 2015. We believe that the reasons for the decline in our DAUs were consistent with the factors driving the decline in MAUs.

Average DAUs decreased by 4 million, or 3%, to 133 million in the quarter ended September 30, 2015 from 137 million in the quarter ended September 30, 2014. We believe that the reasons for the decline in our DAUs were consistent with the factors driving our decline in MAUs.

Monthly Unique Users (MUUs). We monitor MUUs as a key measure of total network reach across our games. MUUs are the number of unique individuals who played any of our games on a particular platform in the 30-day period ending with the measurement date. We calculate average MUUs by adding the total number of unique users as of the end of each month in a given period and dividing by the number of months in the period.

	Quarter Ended
(in millions)	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Average MUUs	330	340	364	356	348	345

Average MUUs decreased by 10 million, or 3%, to 330 million in the quarter ended September 30, 2015 from 340 million in the quarter ended June 30, 2015.  The decline in MUUs reflects a decrease on both web and mobile. The rate of decline of MUUs on Facebook was higher than the rate of decline on mobile, which we believe was primarily due to the decline in overall number of Facebook desktop users. In addition, we observed that the decline in overall MUUs primarily reflected a decline in our less engaged players, which we define as players who play in only one game, most of whom played Candy Crush Saga. We also observed a slowing in the rate of decline in MUUs compared to the quarter ended June 30, 2015, which we believe may be reflective of our player retention and engagement efforts through continuous game optimization and the introduction of live ops in our more mature games, as well as recent game launches.

Average MUUs decreased by 18 million, or 5%, to 330 million in the quarter ended September 30, 2015 from 348 million in the quarter ended September 30, 2014. The decrease in MUUs primarily reflects the decline in Facebook players, partially offset by an increase on mobile. The slower decline in MAUs compared to the decline in MUUs indicates a higher portion of players are playing more than one of our games, which we believe is primarily due to the addition of games to our portfolio and our active cross-promotion efforts.

Monthly Unique Payers (MUPs). We monitor MUPs as a key measure of total paid network reach across our network of games. MUPs are the number of unique individuals who purchased virtual currency at least once on a particular platform in the 30-day period ending with the measurement date. We calculate average MUPs by adding the total number of unique payers as of the end of each month in a period and dividing by the number of months in the period.

	Quarter Ended
(in thousands)	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
Average MUPs	6,847	7,589	8,523	8,344	8,669	10,423

Average MUPs decreased 10% in the quarter ended September 30, 2015 compared to the quarter ended June 30, 2015. The decrease in MUPs reflects a decrease on our mobile and web platforms, as well as a decrease in our less engaged payers, which we define as payers who pay in only one game, primarily in the Candy Crush franchise, partially offset by an increase in payers in newer games.

Average MUPs decreased 21% in the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014. The decrease in MUPs reflects decreases on mobile and web, as well as a decrease in our less engaged payers, partially offset by payers who pay in our newer games, primarily Candy Crush Soda Saga. Additionally, the transition to virtual currency in our mobile games continued through the end of 2014, contributing to the decline in MUPs, because virtual currency reduces the frequency of monetization as large packages of virtual currency are purchased and used over extended periods.

Monthly Gross Average Bookings per Paying User (MGABPPU). We monitor MGABPPU as a key measure of overall monetization across our network on a monthly basis. MGABPPU is calculated by dividing (1) our total gross bookings in a given period by (2) the number of months in that period, divided by (3) the average number of MUPs during the period.

	Quarter Ended
	Sept. 30, 2015	Jun. 30, 2015	Mar. 31, 2015	Dec. 31, 2014	Sept. 30, 2014	Jun. 30, 2014
MGABPPU	$24.45	$23.26	$23.64	$23.42	$20.92	$19.54

MGABPPU increased by $1.19, from $23.26 in the quarter ended June 30, 2015 to $24.45 in the quarter ended September 30, 2015. The increasing MGABPPU results from product optimizations introduced in our games, particularly our widened deployment of live ops.

MGABPPU increased by $3.53, or 17%, in the quarter ended September 30, 2015 compared to the quarter ended September 30, 2014. The increase in MGABPPU reflects that a higher portion of our payers are paying in more than one game, as we have observed that payers who spend in multiple games tend to spend higher amounts than those who pay in only one game. The introduction of product optimizations in 2015, including live ops, has also had a positive impact on MGABPPU. Additionally, we believe our transition to virtual currency throughout 2014, which creates the opportunity to transact at higher amounts, has contributed to the increase in MGABPPU during the period.

Components of Costs and Expenses

Cost of Revenue

Our cost of revenue primarily consists of direct expenses incurred in order to generate revenue from our games. This primarily includes amounts charged by our platform service providers, and also includes fees paid to payment processing providers, salaries, bonuses, benefits and share-based and other equity-related compensation for our customer support, and infrastructure teams.

Research and Development

Our research and development expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our engineers and associated developers. In addition, research and development expenses include outside services and consulting, as well as allocated facilities, amortization and other overhead costs.

Costs associated with maintaining our computer software and associated infrastructure are recognized as an expense as incurred. Development costs up to hard launch that are directly attributable to the design and testing of our identifiable and unique games are recognized as intangible assets, and amortized within research and development expense over an 18-month to three-year period.

Sales and Marketing

Our sales and marketing expenses primarily consist of performance marketing related to player acquisition across a variety of mobile and media platforms, including television, worldwide. Sales and marketing also includes salaries, bonuses, benefits and share-based and other equity-related compensation for our sales and marketing colleagues, as well as consulting fees. In addition, sales and marketing expenses include general marketing, branding, advertising and public relations costs, as well as allocated facilities and other overhead costs.

General and Administrative

Our general and administrative expenses primarily consist of salaries, bonuses, benefits and share-based and other equity-related compensation for our executive, finance, legal, information technology, human resources and other administrative colleagues, and outside consulting, legal and accounting services, as well as facilities and other overhead costs not allocated to other areas across the business. In addition, general and administrative expenses include all of our depreciation expense, as well as our non-game amortization.

Other Gains (Losses)

Our other gains (losses) primarily consist of foreign exchange gains and losses, settlements, other non-operating gains and losses and fair value adjustments to contingent consideration.

Net Finance Income (Costs)

Net finance income (costs) consists primarily of arrangement and other fees incurred to secure our asset-based loan facility (ABL Credit Facility). If we were to borrow under the ABL Credit Facility, net finance (costs) income would include interest payable on outstanding borrowings and loan fees. Net finance income (costs) also includes interest income earned on our cash and cash equivalents.

Income Tax Expense

Income tax expense consists of income taxes in the various jurisdictions where we are subject to taxation. Our historical effective income tax rate has fluctuated based on our financial results, as well as the product mix and geographic breakdown of operations and sales. The tax rate could vary as a result of movements in our share price and the tax treatment of the different share-based awards, impacting our deferred tax associated with our share-based payments. Additionally, future effective tax rates are subject to the tax regimes in which we operate remaining consistent with their current arrangements.

Results of Operations

The following table summarizes our consolidated statements of operations data:

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated Statements of Operations Data:	2015	2014	2015	2014
(in thousands)
Revenue	$479,709	$514,352	$1,538,754	$1,714,624
Other income	2,846	-	10,815	-
Costs and expenses (1):
Cost of revenue	148,561	163,389	484,850	541,969
Research and development	44,732	42,278	145,804	129,401
Sales and marketing	89,271	100,745	273,329	347,645
General and administrative	42,483	38,891	122,265	147,161
Total costs and expenses	325,047	345,303	1,026,248	1,166,176
Other gains	16,614	18,572	21,651	16,455
Net finance costs	(272)	(177)	(661)	(709)
Profit before tax	173,850	187,444	544,311	564,194
Tax expense	31,166	45,779	118,199	129,960
Profit	$142,684	$141,665	$426,112	$434,234

(1)	Costs and expenses include share-based and other equity-related compensation expense as follows:

	Three Months Ended September 30,		Nine Months Ended September 30,
Share-based and other equity-related compensation:	2015	2014	2015	2014
(in thousands)
Cost of revenue	$218	$556	$1,089	$5,202
Research and development	7,937	12,803	$32,506	52,369
Sales and marketing	2,510	1,896	$8,690	9,670
General and administrative	8,793	15,507	$36,420	72,949
Total share-based and other equity-related compensation expense	$19,458	$30,762	$78,705	$140,190

The following table summarizes our historical consolidated statements of operations data as a percentage of revenue for the periods shown:

	Three Months Ended September 30,		Nine Months Ended September 30,
Consolidated Statements of Operations Data:	2015	2014	2015	2014
Revenue	100%	100%	100%	100%
Other income	(1)	-	(1)	-
Costs and expenses (1):
Cost of revenue	31	32	32	32
Research and development	9	8	9	8
Sales and marketing	19	20	18	20
General and administrative	9	7	8	9
Total costs and expenses	67	67	67	68
Other gains	3	4	1	1
Net finance costs	-	-	-	-
Profit before tax	36	36	35	33
Tax expense	6	9	8	8
Profit	30%	28%	28%	25%

(1)	Costs and expenses include the following share-based and other equity-related compensation expense as follows as a percentage of revenue:

	Three Months Ended September 30,		Nine Months Ended September 30,
Share-based and other equity-related compensation:	2015	2014	2015	2014
Cost of revenue	0%	0%	0%	0%
Research and development	2	2	2	3
Sales and marketing	1	0	1	1
General and administrative	1	3	2	4
Total share-based and other equity-related compensation expense	4%	6%	5%	8%

Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Revenue	$479,709	$514,352	(7%)	$1,538,754	$1,714,624	(10%)

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Revenue decreased by $35 million in the quarter ended September 30, 2015 compared to the same period of the prior year. The decline in revenue compared to the same period of the prior year was primarily attributable to a decline in our more mature games, particularly Candy Crush Saga, which experienced a decline in revenue of approximately 28% between the quarter ended September 30, 2015 and the quarter ended September 30, 2014, somewhat offset by an increase in revenue in our newer games, particularly Candy Crush Soda Saga which launched on mobile during the fourth quarter of 2014.

Candy Crush Saga remained our largest game, accounting for 40% of revenue in the quarter ended September 30, 2015 compared to 51% in the quarter ended September 30, 2014. Our top three games in the quarter ended September 30, 2015, Candy Crush Saga, Candy Crush Soda Saga and Farm Heroes Saga, comprised 81% of our revenue in that quarter. Candy Crush Saga, Farm Heroes Saga and Pet Rescue Saga, the top three games in the quarter ended September 30, 2014, comprised 82% of our revenue in that quarter.

We estimate that approximately 82% of our revenue in the quarter ended September 30, 2015 and 77% of our revenue in the quarter ended September 30, 2014 was derived from our mobile audience. This information assumes that our players use their virtual items on the same channel that they purchased their virtual currency.

In the quarter ended September 30, 2015 revenue generated by payers in the United States were 51% of our revenue with 49% of our revenue generated from the rest of the world, compared to 46% and 54%, respectively, in the quarter ended September 30, 2014. No country other than the United States accounted for more than 10% of revenue in the quarter ended September 30, 2015 or the quarter ended September 30, 2014.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Revenue decreased by $176 million in the nine months ended September 30, 2015 compared to the same period of the prior year. The decline in revenue compared to the same period of the prior year was primarily attributable to a decline in our more mature games, primarily Candy Crush Saga, which experienced a decline in revenue of approximately 42% between the nine months ended September 30, 2015 and the nine months ended September 30, 2014, partially offset by an increase in revenue in our newer games, particularly Candy Crush Soda Saga which launched on mobile in the fourth quarter of 2014.

Candy Crush Saga remained our largest game, accounting for 39% of revenue in in the nine months ended September 30, 2015, compared to 60% in the nine months ended September 30, 2014. Our top three games in the nine months ended September 30, 2015, Candy Crush Saga, Candy Crush Soda Saga and Farm Heroes Saga comprised 83% of our revenue in that period. Candy Crush Saga, Farm Heroes Saga and Pet Rescue Saga, the top three games in the nine months ended September 30, 2014, comprised 89% of our revenue in that period.

We estimate that approximately 81% of our revenue in the nine months ended September 30, 2015 compared to 75% in September 30, 2014 was derived from our mobile audience. This information assumes that our players use their virtual items on the same channel that they purchased their virtual currency.

In the nine months ended September 30, 2015 revenue generated by payers in the United States was 51% of revenue with 49% of our revenue generated from the rest of the world, compared to 49% and 51%, respectively, in the nine months ended September 30, 2014. No country other than the United States accounted for more than 10% of revenue in the quarter ended September 30, 2015 or the nine months ended September 30, 2014.

Other Income

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Other income	$2,846	$-	NM	$10,815	$-	NM

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2015

Other income increased by $3 million in the quarter ended September 30, 2015 compared to the same period of the prior year. The increase in other income compared to the prior year was attributable to partner-funded development arrangements entered into at the end of 2014 and in the quarter ended June 30, 2015.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Other income increased by $11 million in the nine months ended September 30, 2015 compared to the same period of the prior year. The increase in other income compared to the prior year was attributable to partner-funded development arrangements entered into at the end of 2014 and in the quarter ended June 30, 2015.

Costs and Expenses

Cost of Revenue

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Cost of revenue	$148,561	$163,389	(9%)	$484,850	$541,969	(11%)
Percentage of revenue	31%	32%		32%	32%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Cost of revenue decreased by $16 million in the quarter ended September 30, 2015 compared to the same period of the prior year. This decrease was driven by a $17 million decrease in amounts charged by our platform partners, in line with the decline in gross bookings. Cost of revenue as a percentage of revenue decreased to 31% for the quarter ended September 30, 2015 compared to 32% for the quarter ended September 30, 2014.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Cost of revenue decreased by $58 million in the nine months ended September 30, 2015 compared to the same period of the prior year. This decrease was driven by a $58 million decrease in amounts charged by our platform partners, in line with the decline in gross bookings. Cost of revenue as a percentage of revenue remained constant at 32% for the nine months ended September 30, 2015 and September 30, 2014.

Research and Development

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Research and development	$44,732	$42,278	6%	$145,804	$129,401	13%
Percentage of revenue	9%	8%		9%	8%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Research and development expenses increased by $2 million in the quarter ended September 30, 2015 compared to the same period of the prior year. This movement was primarily a result of a $2 million increase in headcount and other related expenses, such as facilities and other overhead costs, and included a $5 million decrease in share-based and other equity-related compensation expense.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Research and development expenses increased by $16 million in the nine months ended September 30, 2015 compared to the same period of the prior year. This was a result of a $13 million increase in headcount and other related expenses, such as facilities and other overhead costs, which primarily reflected an increase in short-term employee benefits related to our studio expansion, and included a $20 million decrease in share based and other equity-related compensation and a $6 million increase in acquisition related employment expenses. In addition, capitalized development amortization increased by $2 million.

Sales and Marketing

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Sales and marketing	$89,271	$100,745	(11%)	$273,329	$347,645	(21%)
Percentage of revenue	19%	20%		18%	20%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Sales and marketing expenses decreased by $11 million in the quarter ended September 30, 2015 compared to the same period of the prior year. This decrease was primarily attributable to a $17 million decrease in performance marketing and television advertising expenses. This was partially offset by a $4 million increase in headcount and other related expenses. Sales and marketing expenses as a percentage of revenue decreased to 19% for the quarter ended September 30, 2015 compared to 20% of revenue for the quarter ended September 30, 2014 as a result of higher marketing spend on our franchise games, particularly Bubble Witch 2 Saga and Farm Heroes Saga, in the third quarter of 2014.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Sales and marketing expenses decreased by $74 million in the nine months ended September 30, 2015 compared to the same period of the prior year. This decrease was primarily attributable to a $84 million decrease in performance marketing and television advertising expenses. Headcount and other related expenses increased by $8 million, and included a $2 million decrease in share based and other equity-related compensation. Sales and marketing expenses as a percentage of revenue decreased to 18% for the nine months ended September 30, 2015 from 20% of revenue for the nine months ended September 30, 2014 as a result of higher marketing spend on our franchise games, particularly Farm Heroes Saga and Candy Crush Saga, in the first nine months of 2014.

General and Administrative

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
General and administrative	$42,483	$38,891	9%	$122,265	$147,161	(17%)
Percentage of revenue	9%	7%		8%	9%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

General and administrative expenses increased by $4 million in the quarter ended September 30, 2015 compared to the same period of the prior year. This increase was driven primarily by an increase in depreciation and amortization related to our studio expansion, professional fees, and impairment charges related to an upcoming office move in London. Headcount and other related costs decreased by $5 million, and included a $4 million decrease in share-based and other equity-related compensation expense.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

General and administrative expenses decreased by $25 million in the nine months ended September 30, 2015 compared to the same period of the prior year. This decrease was driven by a $34 million decrease in headcount and other related costs, and included a $37 million decrease in share based and other equity-related compensation expense. This was partially offset by a $7 million increase in depreciation and amortization related to our studio expansion.

Other Gains

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Other gains	$16,614	$18,572	11%	$21,651	$16,455	32%
Percentage of revenue	3%	4%		1%	1%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Other gains changed by $2 million in the quarter ended September 30, 2015 compared to the same period of the prior year. The decrease was primarily driven by a $14 million lower foreign exchange gain, as well as a one-time $3 million gain related to a legal settlement in the comparative period, partially offset by a $15 million gain in the quarter ended September 30, 2015 resulting from a contingent consideration remeasurement related to acquisitions. Currently our most significant foreign currency exposures are to the Swedish krona (SEK), pound sterling (GBP) and euro (EUR).

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Other gains changed by $5 million in the nine months ended September 30, 2015 compared to the same period of the prior year. The change reflects a $19 million gain resulting from acquisition related contingent consideration remeasurement, partially offset by a $11 million lower foreign exchange gain, as well as a $3 million gain related to a legal settlement in the comparative period.

Net Finance Costs

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Net finance costs	$(272)	$(177)	(54%)	$(661)	$(709)	7%
Percentage of revenue	(0%)	(0%)		(0%)	(0%)

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Net finance costs increased to $0.3 million in the quarter ended September 30, 2015 compared to $0.2 million in the quarter ended September 30, 2014. The majority of the net finance costs relate to the ABL Credit Facility.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Net finance costs remained flat at $0.7 million in the nine months ended September 30, 2015 compared to the quarter ended September 30, 2014. The majority of the net finance costs relate to the ABL Credit Facility.

Income Tax Expense

	Three Months Ended September 30,			Nine Months Ended September 30,
(in thousands)	2015	2014	% Change	2015	2014	% Change
Income tax expense	$31,166	$45,779	(32%)	$118,199	$129,960	(9%)
Effective tax rate	18%	24%		22%	23%

Three Months Ended September 30, 2015 Compared to Three Months Ended September 30, 2014

Income tax expense was $31 million in the quarter ended September 30, 2015 compared to $46 million for the same period in the prior year, representing effective income tax rates of 18% and 24%, respectively. The difference in the effective income tax rate was primarily attributable to a reduction in non-recoverable withholding tax in the current period along with a reduction in the deferred tax asset in the prior period following the payment of cash-settled awards, which are now fully settled.

Nine Months Ended September 30, 2015 Compared to Nine Months Ended September 30, 2014

Income tax expense was $118 million in the nine months ended September 30, 2015 compared to $130 million for the same period in the prior year, representing effective income tax rates of 22% and 23% respectively. The difference in the effective income tax rate was primarily attributable to a reduction non-recoverable withholding tax in the period.

Liquidity and Capital Resources

	Nine Months Ended September 30,
Consolidated Statement of Cash Flows Data:	2015	2014
(in thousands)
Capital expenditures(1)	$35,370	$23,790
Net cash flows from operating activities	464,287	506,715
Net cash flows from investing activities	(79,944)	(41,829)
Net cash flows from financing activities	(421,506)	114,110

(1)	Includes purchases of property, plant and equipment and intangible assets.

As of September 30, 2015, we had cash and cash equivalents of $920 million, of which $2 million was held on behalf of customers who maintain accounts with us for skill tournaments on our royalgames.com website. Substantially all of our cash and cash equivalents are held in U.S. dollar-denominated bank deposits and money market funds.

We believe that our existing cash and cash equivalents, together with cash internally generated from ongoing operations, will be sufficient to fund our operations and capital expenditures for at least the next twelve months and beyond. Our future capital requirements will depend on many factors, including our revenue generation, the expansion of our sales and marketing activities, introduction of new games to mobile and social platforms, new studios, acquisitions of other companies and any share repurchase activity. To the extent that existing cash and cash equivalents are insufficient to fund our future activities, we may need to raise additional funds.

We will repatriate cash to Ireland from our subsidiaries by repayment of intercompany balances. We do not intend to repatriate cash in the form of dividend distributions or any other form of taxable payment. Accordingly, we do not expect tax would arise in Ireland in connection with the repatriation of cash from foreign subsidiaries. However, any repatriation of cash in the form of a taxable payment, such as a dividend distribution, would be subject to taxation at the Irish statutory tax rate, which is currently 12.5%.

Operating Activities

Operating activities provided $464 million of cash in the nine months ended September 30, 2015. The cash flow from operating activities primarily came from $426 million of profit, adjusted for $191 million of non-cash items, partially offset by $13 million related to changes in our working capital, and $142 million of income tax and financing costs paid in the period. The decrease in our working capital of $13 million in the nine months ended September 30, 2015 was primarily due to a $35 million decrease in trade and other payables, partially offset by a $22 million decrease in trade and other receivables.

Operating activities provided $507 million of cash in the nine months ended September 30, 2014. The cash flow from operating activities primarily came from $434 million of profit, adjusted for $224 million of non-cash items, partially offset by $54 million related to changes in our working capital and $97 million of income tax and financing costs paid in the period. The decrease in our working capital of $54 million in the nine months ended September 30, 2014 was primarily due to a $68 million decrease in trade and other payables, partially offset by a $14 million decrease in trade and other receivables.

Investing Activities

Our main capital investing activities historically consisted of acquisitions, the purchases of office equipment, leasehold improvements, computer hardware, patents, computer software and capitalized game developed costs. We estimate that our ongoing capital requirements will scale proportionately with the overall size of the business, but will remain a small percentage of the overall cash generated by the business.

During the nine months ended September 30, 2015, we invested $80 million primarily related to the acquisition of Z2Live, Inc. and to a lesser extent the purchase of property, plant and equipment, mainly computer hardware and leasehold improvements for our expanding studios and capitalized game development costs.

During the nine months ended September 30, 2014, we invested $42 million primarily related to the purchase of property, plant and equipment, capitalized game development costs and the acquisitions of Nonstop Games Oy and Astrapia Limited.

Financing Activities

We used $422 million in financing activities in the nine months ended September 30, 2015, primarily related to the $298 million dividend payment and $126 million repurchase of shares, partially offset by $2 million in proceeds from new share issuances.

Financing activities provided $114 million in the nine months ended September 30, 2014, primarily from $329 million net proceeds from the initial public offering, as well as $3 million in proceeds from new share issuances, offset by the $217 million dividend payment and $1 million repurchase of shares during the period.

Credit Facility

The ABL Credit Facility contains a number of covenants that, among other things, restrict our ability and the ability of our subsidiaries, subject to specified exceptions, to incur additional liens, make investments, incur additional debt, merge, dissolve, liquidate or consolidate with or into another entity, sell or dispose of assets and engage in transactions with affiliates. We are required to maintain a minimum consolidated fixed-charge coverage ratio of 1.00 to 1.00 if excess availability under the ABL Credit Facility is less than the greater of $10 million and 10.0% of the revolving credit commitments at any time over the facility term which ends October 2018. As of November 4, 2015, there were no outstanding loans or issued letters of credit under the ABL Credit Facility and as of September 30, 2015, we had approximately $104 million available for borrowing under the ABL Credit Facility.

Dividends and Other Payments

On January 31, 2014, our Board declared a dividend of $0.795 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $217 million in aggregate, which was paid on February 6, 2014.

In April 2014, we paid $29 million, including related payroll taxes to employees who held our discretionary bonus units, which represents 50% of the aggregate amounts payable under these incentive arrangements, as well as an additional $9 million in related social security taxes. In March 2015, the remaining $11 million was paid, with additional payments in April 2015 of $11 million in related payroll taxes and $7 million in social security taxes.

On August 10, 2014, our Board approved a special dividend of $0.46 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $147 million in aggregate to be payable to shareholders of record on September 30, 2014. The dividend was paid on October 22, 2014.

On February 12, 2015, our Board declared a special dividend of $0.94 per share with respect to our equity securities that are eligible to receive dividends, amounting to a total dividend of $298 million, paid on March 24, 2015.

Certain of our equity securities and other share-based incentive awards are not eligible to receive dividends. As a result, on October 21, 2013, January 31, 2014 and February 10, 2015, our Board approved aggregate special cash grants of $28 million, $31 million and $12 million, respectively, to personnel and directors that hold such securities and awards. These special grants, along with approximately $14 million of related social security charges, are recognized in the consolidated statement of operations over the vesting period of the underlying equity securities or awards. In 2014, $38 million of these special grants were paid. In the quarters ended March 31, 2015, June 30, 2015, and September 30, 2015, we paid $5 million, $6 million and $3 million of these special grants, respectively. The unvested portion of up to $17 million will be paid over the remaining vesting period of the underlying share-based award, with $3 million in 2015 and the remaining $14 million expected to be paid between 2016 and 2020.

Share Repurchase Program

On November 4, 2014, our Board approved, subject to requisite regulatory and shareholder approval, a one year share repurchase program of up to $150 million worth of our ordinary shares to be effected through open market purchases. These repurchases are effected through a trading plan intended to comply with Rule 10b5-1 of the U.S. Securities Exchange Act of 1934 (the Exchange Act). We obtained the requisite approvals to implement share repurchases from shareholders and the Irish Takeover Panel on January 29, 2015.

In the nine months ended September 30, 2015 we repurchased an aggregate of 8,249,313 shares for $126 million. We made no repurchases of shares in the quarter ended September 30, 2015.

Proposed Acquisition by Activision Blizzard

On November 2, 2015, we reached an agreement with Activision Blizzard, Inc., a Delaware corporation (“AB”), on the terms of a recommended acquisition by ABS Partners C.V., a partnership formed in The Netherlands and a wholly-owned subsidiary of AB  (“AB Sub”), of the Company’s entire issued and to be issued ordinary share capital (the “Acquisition”) by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act of 2014 (the “Scheme”) and in accordance with the Irish Takeover Panel Act 1997, Takeover Rules 2013, as amended (the “Irish Takeover Rules”). As a result of the Acquisition, we will become a wholly-owned subsidiary of AB Sub and, if the Scheme becomes effective, our shareholders will be entitled to receive $18.00 in cash for each ordinary share of the Company owned by them on the date on which the Scheme becomes effective.

The consummation of the Acquisition is subject to certain conditions, including, among others, approval of the Scheme by our shareholders as required by Irish law, approval of the Scheme by the High Court of Ireland, and receipt of clearances by the relevant antitrust authorities. The consummation of the Acquisition is not subject to a financing condition. The terms of the transaction agreement entered into in connection with the Acquisition also provide that, at any time prior to April 2, 2016, AB may elect (with the consent of the Irish Takeover Panel) to implement the acquisition by way of a takeover offer in accordance with the Irish Takeover Rules. We expect the Acquisition will be completed by Spring 2016.

Off Balance Sheet Arrangements

As of September 30, 2015, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Critical Accounting Policies and Estimates

With the exception noted below, there have been no material changes to the critical accounting policies and estimates are compared to the critical accounting policies and estimates described in the historical consolidated financial statements for the year ended December 31, 2014.

Our virtual currency does not expire. Based on historical usage patterns, some virtual currency will never be used and is referred to as “breakage”. We estimate breakage revenue using payer activity to assess when the likelihood of a payer spending virtual currency is remote.

Quantitative and Qualitative Disclosures About Market Risk

During the quarter ended September 30, 2015, there were no significant changes to our quantitative and qualitative disclosures about market risk. Please refer to “Quantitative and Qualitative Disclosure About Market Risk” included in our 2014 Form 20-F for a more complete discussion on the market risks we encounter.

Recently Issued and Adopted Accounting Standards

For information with respect to recent accounting pronouncements and the impact of these pronouncements on our financial statements, see the accompanying notes to the condensed consolidated financial statements included in our 2014 Form 20-F.

RISK FACTORS

Investing in our ordinary shares involves a high degree of risk. Before you invest in our ordinary shares, you should carefully consider the following risks, as well as general economic and business risks and the other information contained in this Form 6-K and our 2014 Form 20-F, including our consolidated financial statements and related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important risk factors that could adversely affect our business. If any of the following risks actually occurs, it could have a material adverse effect on our business, operating results and financial condition and cause the trading price of our ordinary shares to decline, which could cause you to lose all or part of your investment.

Risks Related to the Proposed Acquisition by Activision Blizzard

Our proposed acquisition by AB may not be completed within the expected timeframe, or at all, and the failure to complete the acquisition could adversely affect our business and the market price of our ordinary shares.

On November 2, 2015, we entered into the Transaction Agreement with AB and AB Sub (the “Transaction Agreement”) in relation to the Acquisition, pursuant to which we would become a wholly-owned subsidiary AB Sub by means of a scheme of arrangement under Chapter 1 of Part 9 of the Irish Companies Act 2014. The Transaction Agreement is subject to closing conditions beyond our control, including, but not limited to:

•

the approval requirement that a majority in number of our holders of ordinary shares representing at least 75% or more in value of our ordinary shares held by our shareholders that are present and voting either in person or by proxy at an extraordinary general meeting of our shareholders. This requirement also applies to our Linked Shares and Restricted Shares;

•	sanction by the High Court of the Acquisition pursuant to Sections 449 to 455 of the Irish Companies Act 2014 and confirmation of the related reduction of capital involved therein;
•

to the extent that the Acquisition or its implementation constitutes a concentration within the scope of Council Regulation (EC) No 139/2004 36/71 (the “EU Merger Regulation”) or is otherwise a concentration that is subject to the EU Merger Regulation, the European Commission deciding that it does not intend to initiate proceedings under Article 6(1)(c) of the EU Merger Regulation in respect of the Acquisition or to refer the Acquisition (or any aspect thereof) to a competent authority of an EEA member state under Article 9(1) of the EU Merger Regulation or otherwise deciding that the Acquisition is compatible with the internal market pursuant to Article 6(1)(b) of the EU Merger Regulation and the terms or conditions to which any such decision is or may be subject being acceptable to AB Sub in its sole discretion;

•	all filings having been made and all applicable waiting periods under the U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having terminated or expired, as appropriate; and
•	all necessary filings having been made to, and/or clearances having been obtained from, the Fair Trade Commission of the Republic of Korea in connection with the Acquisition.

There is no guarantee that these conditions (or any of the other conditions) will be satisfied in a timely manner or at all. If any of the conditions to the proposed Acquisition are not satisfied or waived by the other party, the Acquisition might not be completed. In addition, the Transaction Agreement may be terminated under specified circumstances, including by AB upon a change in the recommendation of our Board of Directors. Failure to complete the Acquisition could adversely affect our business and the market price of our ordinary shares in a number of ways, including:

•

if the Acquisition is not completed, and no other party is willing and able to acquire us at a price of $18.00 per share or higher, on terms acceptable to us, the price of our ordinary shares is likely to decline;

•

we have incurred, and continue to incur, significant expenses for professional advisory services in connection with the proposed Acquisition. Many of these fees and costs will be payable even if the Acquisition is not completed and may relate to activities that we would not have undertaken other than to complete the Acquisition;

•	a failed Acquisition may result in negative publicity and/or give a negative impression of us in the investment community, in the business community generally or with our players;
•

if the Acquisition is not completed, we may be subject to litigation, including claims for damages allegedly resulting from the failure to complete the Acquisition or enforcement proceedings commenced against us to perform our obligations under the Transaction Agreement; and

•

if the Transaction Agreement is terminated under specified circumstances, we may be required to reimburse AB for its expenses incurred in connection with the Acquisition, up to 1% of the total value of our issued share capital subject to the Acquisition.

The announcement and pendency of our proposed acquisition by AB could adversely affect our business, financial condition, and results of operations.

The announcement and pendency of our proposed acquisition by AB could disrupt our business and create uncertainty about it, which could have an adverse effect on our business, financial condition, and results of operations, regardless of whether the acquisition is completed. These risks to our business, all of which could be exacerbated by a delay in the completion of the acquisition, include:

•	diversion of significant management time and resources towards the completion of the acquisition;
•	impairment of our ability to attract and retain key personnel;
•

restrictions on the conduct of our business prior to the completion of the acquisition, which prevent us from taking specified actions without the prior consent of AB, which we might otherwise take in the absence of the Transaction Agreement; and

•	litigation relating to the acquisition and the related costs.

Risks Related to Our Business

A small number of games currently generate a substantial majority of our gross bookings and if we are unable to generate gross bookings from other games that offset the declines from these games, it will be difficult for us to continue to grow our business.

In the third quarter of 2015, our top three games Candy Crush Saga, Candy Crush Soda Saga and Farm Heroes Saga accounted for 81% of our total gross bookings (across the web and mobile channels in the aggregate). Candy Crush Saga accounted for 40% of our total gross bookings in the third quarter of 2015 (across the web and mobile channels in the aggregate). Gross bookings from our other games, including our newer games, may not be sufficient to offset any decline in the gross bookings of Candy Crush Saga. For example, the decreases in gross bookings that we experienced from the third quarter of 2014 to the third quarter of 2015 were primarily due to lower gross bookings from Candy Crush Saga and our other more mature games, and these were only partially offset by increased gross bookings from our newer games. If the gross bookings of our top games, including Candy Crush Saga, are lower than anticipated and we are unable to broaden our portfolio of games or increase gross bookings from those games, we will not be able to maintain or grow our gross bookings and our financial results will be adversely affected.

We must develop new games and enhance our existing games so that our players will continue to play our games and make purchases of virtual items within our games.

Our continued success will depend on our ability to regularly develop new games, expand our franchises and enhance our existing games in ways that improve the gaming experience for both paying and non-paying players while encouraging the purchase of virtual items within our games. In the event our game development model proves unsuccessful or that new games do not generate a sufficient amount of gross bookings, our current development costs would increase and our operating results would suffer. Further, we may devote significant resources to developing games that we ultimately decide not to launch if they fail to meet our quality standards, including with regard to engagement, retention and monetization. It is possible that only a small number of our new games, if any, will become successful and generate significant purchases of virtual items, and it is difficult to predict whether a game in development will ultimately be successful.

Our ability to successfully and regularly develop and launch new games, expand our franchises and enhance existing games, and their ability to achieve commercial success, is subject to a number of challenges, including:

•	our need to continually anticipate and respond to changes in the game industry, particularly on mobile and social platforms;
•	our ability to compete successfully against a large and growing number of industry participants;
•	our ability to develop and launch new game IP and games on time and on budget;
•	our ability to develop new game formats and game envelopes that drive engagement and monetization;
•	our ability to adapt to changing player preferences;
•	our ability to enhance existing games by adding features and functionality that will encourage continued engagement with the game, for example those that increase social interactions and live ops;
•	our ability to execute successful game launches;
•	our ability to hire and retain skilled personnel as we seek to expand our development capabilities;
•	our ability to access new demographic markets;

•	our ability to integrate our acquisitions;
•	our ability to achieve a positive return on our advertising investments and continue to experience success with organic viral growth and cross-promotions of our games; and
•	the need to minimize and quickly resolve bugs or outages.

If we are unable to develop and launch successful new games, expand our franchises and enhance our existing games on a regular basis our key business metrics as well as our financial results may be adversely impacted. For example, we believe that the lack of new game launches in the first quarter of 2015 and the launch our first new game of 2015 at the end of the second quarter impacted our second and third quarter results, and we expect this will also impact subsequent quarters. More broadly, if we are unable to develop new and enhance existing games that generate meaningful gross bookings, our business and financial results will be harmed.

Delays to the launch of new games could harm our reputation, operating and financial results and our share price.

Our business depends on our ability to continue to launch new games that have broad appeal and monetize well to offset declining gross bookings from our more mature games. It is difficult for us to predict with certainty when we will launch a new game as games may require longer development schedules or soft launch periods than we expect in order to meet our quality standards, including our standards in respect of engagement, retention and monetization. For example, we launched Paradise Bay, our first resource management game on the Apple App Store in August 2015 and on the Google Play Store in September 2015, which was later than we had initially anticipated. Given our experience with Paradise Bay, we believe that games outside of our Saga format may take more time to develop.

Delays to the launch of new games result in a delay in player activity and gross bookings for those games, which could have a significant impact on our quarterly operating and financial results. Further, if we experience delays in the launch of new games our reputation may be harmed and we may fail to meet our expectations and the expectations of securities analysts or investors, and our share price could decline.

We face significant competition, there are low barriers to entry in the digital gaming industry, and competition is intense.

The digital gaming industry is highly competitive, and we expect more competitors to emerge and a wider range of games to be introduced. We face competition from a number of competitors who develop casual games and games in other genres for play on social networks, mobile, PC and consoles, some of which include features that compete with our casual games and have community functions. These competitors include companies such as Activision Blizzard, Inc.; DeNA Co., Ltd.; Electronic Arts Inc.; Gree International, Inc.; GungHo Online Entertainment America, Inc.; Glu Mobile Inc.; Nexon Co. Ltd.; Nintendo Co., Ltd.; Tencent Holdings Limited; The Walt Disney Company; and Zynga Inc. and numerous privately-held companies such as Supercell Oy, Kabam Inc., and Machine Zone Inc. In addition, we face competition from online game developers and distributors who are primarily focused on specific international markets. In certain markets, platforms may provide advantages to our competitors that are not available to us or develop games that compete directly with our games. Many new developers enter the gaming market on a regular basis, some of which see significant success in a short period of time.

We could also face increased competition if large companies with significant online presences, such as Alibaba Group Holding Limited; Amazon.com, Inc.; Apple, Inc.; Facebook, Inc.; Google Inc.; or Microsoft Corporation, choose to enter or expand in the games space or develop competing games. Some of these current, emerging and potential competitors have significant resources for developing or acquiring additional games, have the platforms to distribute and promote their own games, may be able to incorporate their own strong brands and assets into their games or distribution platforms, have a more diversified set of revenue sources than we do and may be less severely affected by changes in consumer preferences, regulations or other developments that may impact the casual game industry.

As there are relatively low barriers to entry to develop a mobile or online casual game, we expect new game competitors to enter the market and existing competitors to allocate more resources to develop and market competing games and applications. We also compete or will compete with a large number of small companies and individuals who are able to create and launch games and other content for these devices and platforms using relatively limited resources and with relatively limited start-up time or expertise. Increased competition could result in a loss of players or negatively impact our ability to acquire new players cost-effectively, both of which could harm our business.

Our players may decide to select competing forms of entertainment instead of playing our games.

We face competition for the leisure time, attention and discretionary spending of our players. Other forms of leisure time activities, such as offline, traditional online, personal computer and console games, television, movies, sports, and the Internet, are much larger and more well-established options for consumers. In addition, competition for the attention of players on their mobile devices is intense, as the number of apps on mobile devices is increasing dramatically. If our players do not find our games to be compelling or if other leisure time activities are perceived by our players to offer greater variety, affordability, interactivity and overall enjoyment, our business could be materially and adversely affected.

If players do not find our game formats compelling and engaging, or if the popularity of the casual game genre declines, we could lose players and our gross bookings could decline.

Our most successful games to date have been our games that are in the casual game genre and we expect that we will continue to apply a significant proportion of our focus and resources to developing new games, and enhancing existing games, in this genre. In addition, we currently launch our casual games in our Saga format, which involves the progression of the game through numerous levels and through a background story. It is possible that players could lose interest in this format over time due to a variety of reasons, including the emergence of new genres or formats that players find more engaging, increased popularity of other game titles, or lack of sustained interest or loss of interest in particular games.

Additionally, consumer tastes and preferences are subject to frequent changes, and it is possible that new gaming genres could replace casual games in popularity. We may not be able to predict future shifts in gaming trends and formats, and may not take timely action to adapt our games accordingly or to develop games that consumers continue to enjoy.

If large numbers of players were to lose interest in the casual game genre or in our Saga format, if we are unable to anticipate future consumer preferences in gaming formats or develop new game formats or if we are not able to develop games in new casual sub-genres, we could lose players, and our gross bookings, financial performance and business could be adversely and substantially affected.

Our efforts to expand beyond the casual format may not be successful.

We have limited experience in developing, launching and marketing games outside of our traditional casual genre, and we may do so less effectively or efficiently than we have developed and launched games in the casual genre. We may have to employ significant additional economic and human resources to develop and launch such games, and in doing so we could incur substantial additional operating costs and divert focus from developing and launching games in our core casual genre. We also cannot predict whether our historical approaches to marketing, for example cross-promotion in our other games, will be as effective for games in genres other than casual, and implementing significant changes to our marketing strategy may be time-consuming or costly and may be ultimately ineffective. Any games we do offer in new genres may not launch on schedule or may be less popular or profitable than our existing games or than the games of our competitors in such genres, which could adversely affect our gross bookings, profitability and brand.

If we are able to develop new games that achieve success, it is possible that these games could divert players of our existing games without growing the overall size of our network, which could harm our operating results.

Although it is important to our future success that we develop new games that become popular with players, it is possible that these games could cause players to reduce their playing time and purchases of virtual items in our existing games without their engagement with, and spend on, new games offsetting these reductions. For example, we experienced some limited cannibalization impact on our other games after the launch of Candy Crush Soda Saga. This risk may be more acute as we extend our franchises, as sequels and sister titles may be more likely to compete for playing time and spend of players of the original titles in the same franchise. In addition, we also cross-promote our new games in our other games, which could further encourage players of existing games to divert some of their playing time and spend on existing games. If new games do not grow the size of our network or generate sufficient additional purchases of virtual items to offset any declines in purchases from our other games, our gross bookings and our profitability could be materially and adversely affected.

Our free-to-play business model depends on purchases of virtual currency within our games, payments for which are made to our platform providers and our business, financial condition and results of operations will be materially and adversely affected if we do not continue to successfully implement this model.

We derived nearly all of our gross bookings in recent periods from the sale of virtual currency in our games (payments for which are made by our players to our platform providers) that players can then use to buy in-game virtual items, and expect to continue to do so in the future. Our games are available to players for free, and we generally generate revenue from them only if they use the in-game virtual currency to purchase entertainment time, game boosters, and access to additional content. If we fail to offer popular virtual items, make unpopular changes to existing virtual items, or offer games that do not attract purchases of virtual items, or if our platform providers make it more difficult or expensive for players to purchase, or we otherwise fail to sell, our virtual currency, our business, financial condition and results of operations will be materially and adversely affected.

A relatively small percentage of our player network accounts for a large portion of our gross bookings and if we are unable to continue to retain players or if they decrease their spending, our gross bookings could be harmed.

A relatively small portion of our player network accounts for a large portion of our gross bookings. If we are unable to continue to offer games that encourage these players to purchase our virtual currency and subsequently buy our virtual items, if we fail to offer monetization features that appeal to these players, if these players do not continue to play our games or to purchase virtual items at the same rate, or if we cannot encourage significant additional players to purchase virtual items in our games, our gross bookings, financial performance and business could be adversely and substantially affected.

We may fail to attract new players to our network or retain existing players, and the number of players we have will fluctuate, any of which will materially and adversely affect our results of operations and financial condition.

For the quarter ended September 30, 2015, we had an average of 474 million average MAUs, a decrease of 21 million from 495 million for the quarter ended September 30, 2014. The success of our business and our ability to sustain our gross bookings substantially depends on our ability to attract new players to our network, retain existing players, convert players to payers, entice our paying players to continue to purchase virtual items and migrate our existing players to new games and new platforms. To do so we must devote significant resources so that our games retain player interest, encourage them to purchase virtual items and attract them to our other games. If the number of our players, the number of our paying players, the rates at which we attract players, the rate at which players purchase virtual items from us, or the volume and/or price of their purchases declines, our results of operations and financial condition will be adversely affected.

In order to acquire new players to our network and reactivate historical players, we utilize a variety of marketing channels, including advertising online, through mobile and social networks and through television. Acquiring and reactivating players can be costly and it can be difficult to target our marketing spend at the right players and potential players. Our ability to acquire and reactivate players in a cost effective manner can vary widely by game, geography and platform, and increased competition can have the effect of increasing player acquisition costs. In the quarters ended September 30, 2015 and September 30, 2014, we incurred $89 million and $101 million, respectively, in sales and marketing expenses to promote our games. We also encourage our existing players to play our new games and use new platforms through cross-promotions. It is possible that the composition of our player network may change in a manner that makes it more difficult to generate sufficient gross bookings to offset the costs associated with acquiring new players and retaining our current players. Additionally, our cross-promotions may be ineffective or could be restricted by platforms thereby reducing retention of our existing players. If the cost to acquire and retain players is greater than the gross bookings we generate over time from those players, and if we cannot successfully migrate our current players to new games and new platforms, our business and operating results will be harmed.

We may not maintain profitability in the future.

Although we have been profitable in the past, we expect to make significant investments in growing our business, including investment in organic growth as well as possible additional strategic acquisitions, investments or other transactions and increases to our employee headcount, which could reduce our profitability compared to past periods. In addition, as a public company, we have incurred and will continue to incur significant accounting, legal and other expenses. As a result of these increased expenditures, our profitability could decline in future periods. In future periods, our revenue could decline or grow more slowly than we expect, and we also may incur significant losses in the future for a number of reasons, including due to the other risks described in this section, and we may encounter unforeseen expenses, tax liabilities, difficulties, complications, delays and other unknown factors. Accordingly, our profitability may decline, we may not be able to maintain profitability or we may incur losses in the future.

Our gross bookings may continue to decline, which would harm our financial and operating results.

Although we experienced substantial growth in gross bookings and other financial and operating metrics in our past, our current gross bookings levels and the levels of certain of our other financial and operating metrics levels declined in 2014 and 2015 and may continue to decline in the future. We may not be able to slow or reverse this decline, and we may not be able to maintain our current gross bookings levels or other financial and operating metrics levels for a number of reasons, including:

•	our reliance on gross bookings from a small number of games;
•	delays to the launch of new games;
•	the competition that we face within the industry;
•	the fact that development of new successful games may divert players from our other games;
•	potential for fluctuations in consumer interest;
•	our reliance on a relatively small percentage of players for a large portion of our gross bookings;
•	the fact that we may fail to attract new players or retain existing players; and
•	quarterly fluctuations in our operating results.

Further decline in our gross bookings and other financial and operating metrics may harm our financial and operating results and also may cause the price of our ordinary shares to decline.

Certain of our key operating metrics are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.

We track certain key operating metrics, including DAUs, MAUs, MUUs, MUPs, and game plays, using internal tools, which have certain limitations. In addition, we rely on data received from third parties, including third-party platforms, to track certain performance indicators. We only have a limited ability to verify data from both of these sources.

Our methodologies for tracking metrics may also change over time, which could result in changes to the metrics we report. If we undercount or overcount performance due to the internal tools we use or issues with the data received from third parties, or if our internal tools contain algorithmic or other technical errors, the data we report may not be accurate or comparable with prior periods. In addition, limitations, changes or errors with respect to how we measure data may affect our understanding of certain details of our business, which could affect our longer term strategies. If our performance metrics are not accurate representations of the reach or monetization of our network, if we discover material inaccuracies in our metrics or if we can no longer calculate any of our key performance metrics with a sufficient degree of accuracy and cannot find an adequate replacement for the metric, our reputation may be harmed and our operating and financial results could be adversely affected and our share price could decline.

We may experience fluctuations in our quarterly operating results due to a number of factors, which make our future results difficult to predict.

Our gross bookings, other operating results and key operating metrics could vary significantly from quarter to quarter due to a variety of factors, many of which are outside our control. In addition, we may not be able to accurately predict our future gross bookings or results of operations. We base our current and future expense levels on our internal operating plans and forecasts, and some of our operating costs are to a large extent fixed in the near term. As a result, we may not be able to reduce our costs quickly enough to compensate for an unexpected shortfall in gross bookings.

Factors that may contribute to the variability of our quarterly results include:

•	lack of new game launches;
•	delays in launching games on mobile or social platforms;
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the ability of games released in prior periods to sustain their popularity and monetization rates and the popularity and monetization rates of new games or enhancements to existing games released during the quarter;

•	our ability to maintain and increase the number of our players who purchase virtual items and the volume of their purchases;
•	a loss of popularity of the casual sub-genres of our games or our Saga game format;

•	changes to the terms and conditions offered by our platform providers and our ability to effectively use those platforms for distribution and marketing;
•	the increase in popularity of existing games and the timing of new games released by our competitors;
•	fluctuations in the size and rate of growth of overall consumer demand for games on mobile devices and social media or mobile platforms;
•	increases in marketing and other operating expenses that we may incur to grow and expand our operations, including as a result of changes to the mix of our marketing channel spend;
•	fluctuations in foreign currency exchange rates;
•	seasonal fluctuations in player activity patterns;
•	system failures or breaches of data security;
•	changes in privacy laws affecting how we may market to our players or use the personal information we collect;
•	regulatory changes such as in consumer protection;
•	inaccessibility of the distribution platforms for our games;
•	changes in accounting rules;
•	changes to tax laws or the interpretation thereof; and
•	macro-economic conditions and their effect on discretionary consumer spending.

Our share price may be volatile, and the market price of our ordinary shares may decline and, as a result, investors may suffer losses.

Market prices for securities of public companies, particularly technology, entertainment and game companies, historically have been particularly volatile in response to various factors, some of which are beyond our control, and since our IPO our share price has at times experienced substantial price volatility. Some of the factors that may cause the market price for our ordinary shares to fluctuate include:

•	fluctuations in our quarterly financial results or the quarterly financial results of companies perceived to be similar to us;
•	actual or anticipated fluctuations in our key operating metrics, financial condition and operating results;
•	loss of existing players due to declining popularity of existing games or lack of new highly successful games;
•	competitors developing more compelling games attracting our players;
•	our announcement of actual results for a fiscal period that are lower than projected or expected or our announcement of revenue or earnings guidance that is lower than expected;
•	changes in estimates of our financial results or recommendations by securities analysts;
•	the loss of, or changes to, one of our key distribution platforms;
•	changes in market valuations of similar companies;
•	success of competitive games or products;
•	sales of ordinary shares by our shareholders;
•	changes in our capital structure, such as future issuances of securities or the incurrence of debt;
•	announcements by us or our competitors of significant products or services, contracts, acquisitions or strategic alliances;
•	regulatory developments in Europe, the United States or other countries;
•	actual or threatened litigation involving us or our industry;
•	additions or departures of key personnel;
•	general trends in the gaming industry as a whole;
•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares;

•	further issuances of ordinary shares by us;
•	repurchases of ordinary shares;
•	the announcement of special dividends; and
•	changes in general economic, industry and market conditions.

In addition, the stock market in general, and the market for technology companies in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. You may not realize any return on your investment in us and may lose some or all of your investment.

Furthermore, in the past, securities class action litigation has often been instituted against a company following periods of volatility in the market price of its securities or the overall market. We have been the target of this type of litigation as described in Note 21 – “Contingencies” in the notes to the condensed consolidated financial statements included elsewhere in this Form 6-K, and could, in the future, be the target of additional securities litigation. Such lawsuits generally result in the diversion of resources and management’s time and attention away from business operations, which could harm our business, operating results and financial condition and also our reputation. In addition, the costs of defense and any damages resulting from litigation, a ruling against us or a settlement of the litigation could adversely affect our cash flow and financial results.

Our business is subject to currency fluctuations.

A significant proportion of our gross bookings are generated in currencies other than the U.S. Dollar. In the quarter ended September 30, 2015, gross bookings generated in countries other than the United States comprised 51% of our total gross bookings, and we expect our non-U.S. gross bookings to continue to account for a significant portion of our total gross bookings in the future. We also incur a significant portion of our costs in pound sterling (GBP), Swedish krona (SEK), euros (EUR) and other currencies besides the U.S. Dollar, as our research and development and corporate functions are primarily based in the United Kingdom, Sweden and Spain.

As a result, our non-U.S. Dollar gross bookings and expenses expose us to the effects of fluctuations in foreign currency exchange rates. For example, the significant strengthening of the U.S. Dollar during the first three quarters of 2015 resulted in the translation of our non-U.S. currencies at lower rates compared to the three quarters of 2014, which had a negative impact on our gross bookings, although this was partially offset by a positive impact on our operating expenses.

To the extent that the U.S. Dollar remains strong or continues to strengthen we expect we would continue to experience similar impacts in the future, which could result in an adverse and substantial effect on our gross bookings and, consequently, on our financial results. Conversely, if the U.S. Dollar weakens against the foreign currencies most relevant to our cost base, we would experience an adverse and substantial effect on our operating expenses to the extent that those expenses are denominated in foreign currencies.

We have experienced significant rapid growth in our operations, and we cannot assure you that we will effectively manage our growth.

We have experienced a period of significant rapid growth and expansion in our operations that has placed, and continues to place, significant strain on our management and resources. For example, our staff headcount and the scope and complexity of our business have increased significantly, with the number of employees increasing from approximately 660 as of December 31, 2013 to approximately 1,600 as of September 30, 2015, and the number of game studios totaling 12 in the third quarter of 2015, with 10 game studios in Europe, 1 game studio in each of Asia and the United States. We expect headcount to continue to increase for the foreseeable future.

The scale and increased complexity of our business, the geographical expansion of our operations and our significantly increased headcount create significant challenges for our management and operational resources. In the event of continued growth of our operations, our information technology systems, our financial systems, our organizational structure and our internal controls and procedures will need to be scaled to support our operations. Scaling our systems and procedures can be time-consuming, costly and may not have the desired effect. In addition, some members of our management do not have significant experience managing a large global business operation, so our management may not be able to manage such growth effectively.

In order to successfully execute our strategy, we must continue to improve our operational and management processes and systems, and identify, hire, integrate, develop, motivate and retain a large number of qualified employees. If we fail to do so, our ability to develop and launch new games on schedule, maintain the benefits of our corporate culture and grow our business could be harmed. This could be exacerbated by the implementation of more complex organizational management structures as our business continues to grow, and could negatively affect our business performance.

We will continue to selectively pursue acquisitions of or investments in complementary businesses and technologies, which could divert our management’s attention, result in additional dilution to our shareholders and otherwise disrupt our operations and adversely affect our operating results.

We will continue to selectively pursue acquisitions of or investments in complementary businesses and technologies that we believe could complement or expand our game IPs, enhance our technical capabilities, add skilled personnel or otherwise offer growth opportunities. The pursuit of potential acquisitions and investments may divert the attention of management and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated.

We may not be able to integrate the personnel, operations and technologies successfully or effectively manage the combined business following an acquisition. We also may not achieve the anticipated benefits from an acquired business due to a number of factors, including:

•	negative effects on games and game development from the changes and potential disruption that may follow the acquisition;
•

inability to integrate the operations, systems, technologies, products and personnel of each acquired company, the inefficiencies and lack of control that may result if such integration is delayed or not implemented, and unforeseen difficulties and expenditures that may arise in connection with integration;

•	unanticipated costs or liabilities associated with the acquisition;
•	incurrence of acquisition-related costs;
•	acquired game IPs or other assets failing to meet expectations;
•

in some cases, the need to transition operations and players onto our existing or new platforms and the potential loss of, or harm to, our relationships with employees and players as a result of integration of new businesses;

•

in certain instances, the ability to exert control of acquired businesses that include earnout provisions in the agreements relating to such acquisitions or the potential obligation to fund an earnout for a product that has not met expectations;

•	diversion of management’s attention from other business concerns;
•	the potential loss of key employees;
•	use of resources that are needed in other parts of our business; and
•	use of our available cash to consummate the acquisition.

The benefits of an acquisition or investment may also take considerable time to develop, and we cannot be certain that any particular acquisition or investment will produce the intended benefits, which could adversely affect our business and operating results. Our ability to engage in future acquisitions or investments will depend on the availability of suitable acquisition and investment candidates at an acceptable cost, our ability to compete effectively to attract these candidates and the availability of financing to complete larger acquisitions. Acquisitions or investments could result in potential dilutive issuances of equity securities, use of significant cash balances or incurrence of debt (and increased interest expense), contingent liabilities or amortization expenses related to intangible assets or write-offs of goodwill and/or intangible assets, which could adversely affect our results of operations and dilute the economic and voting rights of our shareholders.

Our key operating principle of putting our players first may conflict with the short-term interests of our business.

One of our key operating principles is that the player comes first, which we believe is essential to our success as a business and in serving the best, long-term interests of the company and our shareholders. Therefore, we may forgo certain expansion or short-term revenue opportunities that we do not believe will enhance the experience of our players, even if our decision negatively impacts our operating results in the short term. It is possible that our decisions may not result in the long-term benefits that we expect, in which case our business and operating results could be harmed.

If we fail to anticipate or successfully develop games for new technologies, platforms and devices, the quality, timeliness and competitiveness of our games could suffer.

The casual game genre, and the gaming industry more generally, are characterized by rapid technological changes that can be difficult to anticipate. New technologies, including distribution platforms, gaming devices (such as consoles, connected TVs and wearables, such as smart watches) and new operating systems, new app stores or a combination of existing and new technologies, may force us to adapt our current game development processes or adopt new processes. If consumers shift their time to platforms other than the mobile and social platforms where our games are currently distributed, the size of our audience could decline and our performance could be impacted. For example, over the past year we have experienced a decline in web players, substantially all of whom play our games via Facebook on personal computers. Facebook has disclosed a decline in the number of its users who access Facebook through personal computers throughout 2014 and the first half of 2015 and has disclosed that it expects that decline to continue. We believe that this was a significant factor that contributed to the 31% decline in web gross bookings that we experienced in the third quarter 2015 compared to the third quarter of 2014.

It may take significant time and resources to shift our focus to such technologies, platforms and devices, putting us at a competitive disadvantage. We may increase the resources employed in research and development in an attempt to accelerate our development to adapt to these new technologies, distribution platforms and devices, either to preserve our games or a game launch schedule or to keep up with our competition, which would increase our development expenses. We could also devote significant resources to updating developing games to work with such technologies, platforms or devices, and these new technologies, platforms or devices may not experience sustained, widespread consumer acceptance. The occurrence of any of these events could adversely affect the quality, timeliness and competitiveness of our games, or cause us to incur significantly increased costs, which could harm our operating results.

We rely on third-party platforms such as the Apple App Store, the Google Play Store and Facebook to distribute our games and collect payments. If we are unable to maintain a good relationship with such platform providers, if their terms and conditions, methods of distribution, payment practices or pricing changed to our detriment, if we violate, or if a platform provider believes that we have violated, the terms and conditions of its platform, or if any of these platforms were unavailable for a prolonged period of time, our business will suffer.

We currently derive a majority of our gross bookings from distribution of our games on the Apple App Store, the Google Play Store and Facebook, and most of the virtual currency we sell is purchased using the payments processing systems of these platform providers. These platforms also serve as significant online distribution platforms for our games. We are subject to their standard terms and conditions for application developers, which govern the promotion, distribution and operation of games and other applications on their platforms. In addition, if we violate, or if a platform provider believes that we have violated, its terms and conditions, the particular platform provider may discontinue or limit our access to that platform, which would harm our business. Our business would be harmed if they discontinue or limit our access to their platforms, if their platforms decline in popularity, if they modify their current discovery mechanisms, communication channels available to developers, respective terms of service or other policies, including fees, if they are required to change how they label free-to-play games or take payment for in-app purchases, or change how the personal information of players is made available to developers or develop their own competitive offerings.

We also rely on the continued operation of third-party platforms such as the Apple App Store, the Google Play Store and Facebook. In the past, some of these platform providers have been unavailable for short periods of time, for example the Apple App Store experienced two sustained outages in October 2015, which resulted in our players not being able to purchase virtual currency over the period of the outage. There have also been issues with their in-app purchasing functionality from time to time. If either of these events recurs on a prolonged, or even short-term, basis or other similar issues arise that impact players’ ability to download our games, access social features, purchase virtual currency or buy virtual items, it would have a material adverse effect on our gross bookings, operating results and brand. Furthermore, any change or deterioration in our relationship with these platform providers could materially harm our business and likely cause our share price to decline.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

We currently depend on the continued services and performance of our key personnel, including Riccardo Zacconi, our Chief Executive Officer, and John Sebastian Knutsson, our Chief Creative Officer, and our other executive officers and senior development personnel. Although we have entered into employment agreements with Messrs. Zacconi and Knutsson, the agreements have no specific duration and these employees can terminate their employment at any time, subject to the agreed notice periods and post-termination restrictive covenants. In addition, our games are created, developed, enhanced and supported in our in-house game studios. The loss of key game studio personnel, including members of management as well as key engineering, game development, artists, product, marketing and sales personnel, could disrupt our current games, delay new game development, and decrease player retention, which would have an adverse effect on our business.

As we continue to expand, we cannot guarantee we will continue to attract and retain the personnel we need to maintain our competitive position. In particular, we intend to hire a significant number of engineering, development, operations and design personnel, and we expect to face significant competition from other companies in hiring and retaining such personnel, which may be more acute in certain geographic markets, as well as the complexities of recruiting well-qualified staff in multiple international jurisdictions. As we mature, the incentives to attract, retain and motivate our staff provided by our equity awards or by future arrangements, such as through cash bonuses, may not be as effective as in the past. If we do not succeed in attracting, hiring and integrating excellent personnel, or retaining and motivating existing personnel, we may be unable to grow effectively.

We currently offer our games in multiple jurisdictions and have an increasing number of facilities. We plan to continue expanding into new geographic markets where we have limited experience and we may be subject to increased business, additional regulation and economic risks that could affect our financial results.

We plan to continue the expansion of our game offerings in various jurisdictions using different distribution models. However, we have limited experience in marketing, developing and deploying our games in these new markets, including Asian markets, and have limited history offering our games on the local social networks or mobile platforms. As a result, it is difficult to effectively assess their long-term prospects. We cannot make any assurances that our games will achieve comparable levels of success as they have historically in other geographic regions or on other platforms.

We currently have studios or offices in 11 countries, and may continue our expansion into new geographic markets. Physically operating in new jurisdictions can be expensive and resource intensive. In addition, some of these geographic markets may have substantial legal and regulatory complexities.

We are subject to a variety of risks inherent in doing business internationally, including:

•

risks related to the legal and regulatory environment in non-U.S. and non-European Union (E.U.) jurisdictions, including with respect to privacy and data security, and unexpected changes in laws, regulatory requirements and enforcement;

•	burdens of complying with a variety of foreign laws in multiple jurisdictions, including potential license obligations;
•	potential damage to our brand and reputation due to compliance with local laws, including requirements to provide player information to local authorities;
•	fluctuations in currency exchange rates;
•	political, social or economic instability;
•	the potential need to recruit and work through local partners;
•	cultural differences, which may affect market acceptance of our games;
•	reduced protection for or increased violation of intellectual property rights in some countries;
•	difficulties in managing global operations and legal compliance costs associated with multiple international locations;
•	compliance with the U.K. Bribery Act, U.S. Foreign Corrupt Practices Act and similar laws in other jurisdictions;
•	natural disasters, including earthquakes, tsunamis and floods;
•	inadequate local infrastructure; and
•	exposure to local banking, currency control and other financial-related risks.

If we are unable to manage our global operations successfully, our financial results could be adversely affected.

We are dependent on a small number of data center providers and any failure or significant interruption in our network could impact our operations and harm our business.

We host the backend systems that our games use from a primary data center located in Stockholm, Sweden. We also have a back-up system hosted at a separate data center in Stockholm, Sweden. We do not control the operation of these facilities. The owners of our data center facilities have no obligation to renew their agreements with us on commercially reasonable terms, or at all. If we are unable to renew these agreements on commercially reasonable terms, or if one of our data center operators is acquired, we may be required to transfer our servers and other infrastructure to new data center facilities, and we may incur significant costs and possible lengthy service interruptions in connection with doing so.

Problems faced by our third-party data center locations, with the telecommunications network providers with whom we or they contract, or with the systems by which our telecommunications providers allocate capacity among their customers, including us, could adversely affect the experience of our players. Our third-party data center operators could decide to close their facilities without adequate notice. Any financial difficulties, such as bankruptcy, faced by our third-party data centers operators or any of the service providers with which we or they contract may have negative effects on our business, the nature and extent of which are difficult to predict. Any changes in third-party service levels at our data centers or any errors, defects, disruptions, or other performance problems with our games could adversely affect our reputation and adversely affect the game playing experience. If a particular game is unavailable when players attempt to access it or if navigation through a game is slower than they expect, players may stop playing the game and may be less likely to return to the game as often, if at all. Interruptions in our services might, among other things, reduce our gross bookings or subject us to potential liability.

To the extent that our disaster recovery systems are not adequate, or we do not effectively address capacity constraints, upgrade our systems as needed and continually develop our technology and network architecture to accommodate increasing traffic, our business and operating results may suffer. Our insurance may be insufficient to compensate us for any losses.

We will need to continue to expand and enhance our network infrastructure to support our business.

We rely on our internal network infrastructure to manage our operations and to provide us with the data we need to analyze the performance of our business and to report our operational and financial performance accurately. We have made substantial investments in expanding and enhancing our network systems and we plan to continue to invest in our network systems, which could involve additional purchases of computer hardware and software as well as the hiring of additional operations personnel. As we expand our systems are becoming increasingly complex, both technologically and in terms of production. We may not be able to successfully install and implement any new computer hardware and software needed to enhance our operational systems and we may not be able to attract a sufficient number of additional qualified operations personnel. If we are unable to successfully expand and enhance our network infrastructure and operational systems, or experience difficulties in implementing such systems, our business could be harmed.

Catastrophic events may disrupt our business.

Our systems and operations are vulnerable to damage or interruption from fires, floods, power losses, telecommunications failures, cyber attacks, terrorist attacks, acts of war, human errors, break-ins and similar events. Additionally, we rely on our network, data centers and third-party infrastructure and enterprise applications, internal technology systems and our website for our development, marketing and operational support activities. In the event of a catastrophic event, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our application development, lengthy interruptions in our services, breaches of data security and loss of critical data, all of which could have an adverse effect on our future operating results.

Unforeseen “bugs” or errors in our games could harm our brand, which could harm our operating results.

Our games have in the past contained, and will likely in the future contain, errors or “bugs” that are not detected until after our games or updates to our games are broadly released. We determine the priority of known errors and may determine that resolving certain errors will be too costly or resource intensive to pursue.

Any such errors could harm the overall game playing experience for our players, which could cause players to reduce their playing time or in-game purchases, discontinue playing our games altogether, or not recommend our games. Such errors could also result in our games being non-compliant with applicable laws or create legal liability for us. Resolving such errors could also disrupt our operations, cause us to divert resources from other projects, or harm our operating results.

Security breaches could harm our business.

Security breaches have become more prevalent in the technology and gaming industries. We believe that we take reasonable steps to protect the security, integrity and confidentiality of the information we collect, use, store and disclose, but there is no guarantee that inadvertent (e.g., software “bugs” or other technical malfunctions, employee error or malfeasance, or other factors) or unauthorized data access or use will not occur despite our efforts. Although we have not experienced any material security breaches to date, we have in the past experienced and we may in the future experience attempts to disable our systems or to breach the security of our systems. Techniques used to obtain unauthorized access to personal information, confidential information and/or the systems on which such information are stored and/or to sabotage systems change frequently and generally are not recognized until launched against a target. As a result, we may be unable to anticipate these techniques or to implement adequate preventative measures.

If an actual or perceived security breach occurs, the market perception of our security measures could be harmed and we could lose sales and players and/or suffer other negative consequences to our business. A security breach could adversely affect the game playing experience and cause the loss or corruption of data, which could harm our business, financial condition and operating results. Any failure to maintain the security of our infrastructure could result in loss of personal information and/or other confidential information, damage to our reputation and customer relationships, early termination of our contracts and other business losses, paying damages to our players, financial penalties, litigation, regulatory investigations and other significant liabilities. In the event of a major third-party security incident, we may incur losses in excess of their insurance coverage. Further, certain incidents that we can experience may not be covered by the insurance that we carry.

Moreover, if a high profile security breach occurs with respect to us or another digital entertainment company, our players and potential players may lose trust in the security of our business model generally, which could adversely impact our ability to retain existing players or attract new ones.

The laws and regulations concerning data privacy and data security are continually evolving; our, or our platform providers’, actual or perceived failure to comply with these laws and regulations could harm our business.

Players can play our games online using third-party platforms and networks and on mobile devices. We collect and store significant amounts of information about our players—both personally identifying and non-personally identifying information. We are subject to laws from a variety of jurisdictions regarding privacy and the protection of this player information. For example, the E.U. has traditionally taken a broader view than the United States and certain other jurisdictions as to what is considered personal information and has imposed greater obligations under data privacy regulations. The U.S. Children’s Online Privacy Protection Act (COPPA) also regulates the collection, use and disclosure of personal information from children under 13 years of age. While none of our games are directed at children under 13 years of age, if COPPA were to apply to us, failure to comply with COPPA may increase our costs, subject us to expensive and distracting government investigations and could result in substantial fines.

Data privacy protection laws are rapidly changing and likely will continue to do so for the foreseeable future, which could impact our approach to operating and marketing our games. For example, the Court of Justice of the European Union’s recent decision to invalidate the EU-US Safe Harbor regime that legitimized the transfer of personal data from the E.U. to the U.S. was a material change to laws on data privacy applicable to our business, and depending on how this is implemented by local E.U. regulators, could impact our ability to transfer data outside of Europe, which could affect our business. The U.S. government, including the Federal Trade Commission and the Department of Commerce, is continuing to review the need for greater regulation over the collection of personal information and information about consumer behavior on the Internet and on mobile devices and the E.U. has proposed reforms to its existing data protection legal framework. Various government and consumer agencies worldwide have also called for new regulation and changes in industry practices. In addition, in some cases, we are dependent upon our platform providers to solicit, collect and provide us with information regarding our players that is necessary for compliance with these various types of regulations.

Player interaction with our games is subject to our privacy policy and terms of service. If we fail to comply with our posted privacy policy or terms of service or if we fail to comply with existing privacy-related or data protection laws and regulations, it could result in proceedings or litigation against us by governmental authorities or others, which could result in fines or judgments against us, damage our reputation, impact our financial condition and harm our business. If regulators, the media or consumers raise any concerns about our privacy and data protection or consumer protection practices , even if unfounded, this could also result in fines or judgments against us, damage our reputation, and negatively impact our financial condition and damage our business.

In the area of information security and data protection, many jurisdictions have passed laws requiring notification when there is a security breach for personal data or requiring the adoption of minimum information security standards that are often vaguely defined and difficult to implement. We cannot guarantee that our security measures will prevent security breaches. A security breach that compromises personal information could harm our reputation and result in a loss of player confidence in our products and ultimately in a loss of players, which could adversely affect our business and impact our financial condition. This could also subject us to liability under applicable security breach-related laws and regulations and could result in additional compliance costs, costs related to regulatory inquiries and investigations, and an inability to conduct our business.

We are subject to the rules and regulations adopted by the payment card networks, such as Visa and MasterCard, and if we fail to adhere to their rules and regulations, we would be in breach of our contractual obligations to payment processors and merchant banks, which could subject us to damages and liability and could eventually prevent us from processing or accepting credit card payments.

The payment card networks, such as Visa and MasterCard, have adopted rules and regulations that apply to all merchants who process and accept credit cards for payment of goods and services. Parts of our business require us to comply with these rules and regulations as part of the contracts we enter into with payment processors and merchant banks. If we fail to comply with the rules and regulations adopted by the payment card networks we would be in breach of our contractual obligations to payment processors and merchant banks. Such failure to comply may subject us to fines, penalties, damages, higher transaction fees, civil liability and loss of certification and could eventually prevent us from processing or accepting debit and credit cards or could lead to a loss of payment processor partners. Further, there is no guarantee that even if we currently comply with the rules and regulations adopted by the payment card networks, we will be able to maintain our compliance. We also cannot guarantee that such compliance will prevent the theft, loss or misuse of the debit or credit card data of customers or participants or regulatory or criminal investigations. A failure to adequately control fraudulent credit card transactions would result in significantly higher credit card-related costs and any increases in our credit card and debit card fees could adversely affect our business, operating results and financial condition. Moreover, any such illegal or improper payments could harm our reputation and may result in a loss of service for our players, which would adversely affect our business, operating results and financial condition.

Cheating programs or guides could affect the player experience and may lead players to stop purchasing virtual items.

Unrelated third parties have developed, and may continue to develop, “cheating” programs or guides that enable players to advance in our games, which could reduce the demand for virtual items. In addition, vulnerabilities in the design of our applications and of the platforms upon which they run could be discovered after their release, which may result in lost revenue opportunities. This may lead to lost gross bookings from paying players or increased cost of developing technological measures to respond to these, either of which could harm our business.

If we fail to maintain our brand or further develop widespread brand awareness cost-effectively, our business may suffer.

We believe that developing and maintaining widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our games and attracting new players. Brand promotion activities may not generate consumer awareness or increase gross bookings, and even if they do, any increase in gross bookings may not offset the expenses we incur in building our brand. In addition, our brand can be harmed if we experience adverse publicity for our games for any reason, including due to “bugs,” outages, security breaches, violations of laws, litigation (regardless of outcome or merit) or the release of new games that fail to meet expectations, or by any dilution of our brand that may occur as we seek to diversify into new genres. If we fail to successfully promote and maintain our brand, or incur substantial related expenses, we may fail to attract or retain players necessary to realize a sufficient return on our brand-building efforts, or to achieve the widespread brand awareness that is critical for broad customer adoption of our applications.

If we are unable to maintain and nurture our company culture, our business may be harmed.

We believe that building and maintaining a unique culture benefits our players and staff. Following our transition to being a public company and with continued staff headcount growth and expansion of our operations, it is more challenging to maintain our company culture. If we fail to maintain our culture, we may not be able to recruit and retain talented staff that develop and support highly engaging games for our players and our business may be harmed.

Our business is subject to a variety of laws worldwide, many of which are untested and still developing and which could subject us to further regulation, claims or otherwise harm our business.

We are subject to a variety of laws in the United States, Europe, Asia and other jurisdictions, including laws regarding consumer protection (including with respect to the use of email, telephonic, text messaging and other forms of electronic marketing), intellectual property, data protection, virtual items and currency, export and national security, all of which are continuously evolving and developing. The scope and interpretation of the laws that are or may be applicable to us are often uncertain and may be conflicting, particularly laws outside the United States. It is also likely that as our business grows and evolves and our games are played in a greater number of countries, we will become subject to laws and regulations in additional jurisdictions. If we are not able to comply with these laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition and results of operations. In addition, the increased attention focused upon liability issues as a result of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred as a result of this potential liability could harm our business and operating results.

It is possible that a number of laws and regulations may be adopted or construed to apply to us in the United States, Europe and elsewhere that could restrict the online and mobile industries, including consumer protection, protection of minors, player privacy, advertising, taxation, gaming, payments, copyright, distribution and antitrust, among others. The growth and development of electronic commerce and virtual items and currency may prompt calls for more stringent consumer protection laws that may impose additional burdens on or limitations on operations of companies such as ours conducting business through the Internet and mobile devices. We anticipate that scrutiny and regulation of our industry and our related ecosystem will further increase, and that we will be required to devote legal and other resources to addressing such regulation, for example of the labeling of free-to-play games and the marketing of in-app purchases, as well as legislative initiatives which may emerge, such as those set out in the European Commission’s recently published Digital Single Market Strategy Paper. Furthermore, existing laws or new laws regarding the marketing of in-app purchases, regulation of currency, banking institutions, unclaimed property and money laundering may be interpreted to cover virtual currency or goods, or laws regarding the regulation of gambling may be interpreted to encompass our games.

We have structured and operate our skill tournaments with gambling laws in mind and believe that playing these games does not constitute gambling. However, our skill tournaments could in the future become subject to gambling-related rules and regulations and expose us to civil and criminal penalties. We also sometimes offer our players various types of contests and promotion opportunities. We are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business. If these were to occur we might be required to seek licenses, authorizations or approvals from relevant regulators, the granting of which may be dependent on us meeting certain capital and other requirements and we may be subject to additional regulation and oversight, such as reporting to regulators, all of which could significantly increase our operating costs. Changes in current laws or regulations or the imposition of new laws and regulations in the United States, Europe or elsewhere regarding these activities may lessen the growth of casual game services and impair our business.

Changes in the tax treatment of companies engaged in Internet commerce may adversely affect the commercial use of our services and our financial results.

Due to the global nature of the Internet and the global reach of our network, it is possible that various states or countries might attempt to regulate our transmissions or levy sales, income, consumption, use or other taxes relating to our activities, or impose obligations on us to collect such taxes. Tax authorities in many jurisdictions are currently reviewing the appropriate treatment of companies engaged in Internet commerce such as the sale of virtual items and the provision of online services. The imposition of new or revised tax laws or regulations may subject us or our players to additional sales, income, consumption, use or other taxes. For example, Japan recently imposed a consumption tax on our sales of virtual currency, and while we believe it will not have a material impact on our financial results we will have to start paying consumption tax at 8% on our sales in Japan in the fourth quarter of 2015. We cannot predict the effect of current attempts to impose such taxes on commerce over the Internet. New or revised taxes and, in particular, sales, use or consumption taxes, the Value Added Tax and similar taxes would likely increase the cost of doing business online and decrease the attractiveness of selling, and for our players, buying, virtual items over the Internet. New taxes could also create significant increases in internal costs necessary to capture data, and collect and remit taxes. Any of these events could have an adverse effect on our business and results of operations.

The application of tax laws is subject to interpretation and if tax authorities challenge our methodologies or our analysis of our tax rates it could result in an increase to our worldwide effective tax rate and cause us to change the way we operate our business.

The application of the tax laws of various jurisdictions to our international business activities is subject to interpretation and also depends on our ability to operate our business in a manner consistent with our corporate structure and intercompany arrangements. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, including our transfer pricing, or determine that the manner in which we operate our business does not achieve the expected tax consequences, which could increase our worldwide effective tax rate and adversely affect our financial position and results of operations.

A certain degree of judgment is required in evaluating our tax positions and determining our provision for income taxes. In the ordinary course of business, there are many transactions and calculations for which the ultimate tax determination is uncertain. For example, our effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates and higher than anticipated in countries where we have higher statutory rates, by changes in foreign currency exchange rates or by changes in the relevant tax, accounting and other laws, regulations, principles and interpretations. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. It is not uncommon for taxing authorities in different countries to have conflicting views, for instance, with respect to, among other things, the manner in which the arm’s length standard is applied for transfer pricing purposes, or with respect to the valuation of intellectual property. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. For example, the work being carried out by the Organization for Economic Co-operation and Development (OECD) on base erosion and profit shifting as a response to increasing globalization of trade is likely to result in changes in tax treaties and the introduction of new legislation that could impose an additional tax on businesses. We continue to evaluate the impact of these changes on our business as they are introduced.

As a result of changes to laws or interpretations, our tax positions could be challenged and our income tax expenses could increase in the future.

For instance, if tax authorities in any of the countries in which we operate were to successfully challenge our transfer prices, they could require us to reallocate our income to reflect transfer pricing adjustments, which could result in an increased tax liability to us. In addition, if the country from which the income was reallocated did not agree with the reallocation asserted by the first country, we could become subject to tax on the same income in both countries, resulting in double taxation. If tax authorities were to allocate income to a higher tax jurisdiction, subject our income to double taxation or assess interest and penalties, it could increase our tax liability, which could adversely affect our financial position and results of operations.

Failure to protect or enforce our intellectual property rights or the costs involved in such enforcement could harm our business and operating results.

We regard the protection of our trade secrets, copyrights, trademarks, domain names and other intellectual property rights as critical to our success and we rely on trademark, copyright, patent and designs law, trade secret protection and confidentiality and license agreements to protect our proprietary rights.

We pursue the registration of our key domain names, trademarks and service marks in Europe, the United States and in certain additional jurisdictions. We are seeking to protect our trademarks, patents and domain names in an increasing number of jurisdictions, a process that is expensive and time-consuming and may not be successful or which we may not pursue in every location. We are increasing our investment in protecting our innovations through increased patent filings that are expensive and time-consuming but which may not result in issued patents that can be effectively enforced.

We enter into confidentiality and invention assignment agreements with our employees and contractors and confidentiality agreements with parties with whom we conduct business in order to confirm our ownership of intellectual property and to limit access to, and disclosure and use of, our proprietary information. However, these contractual arrangements and the other steps we have taken to protect our intellectual property may not prevent the misappropriation of our proprietary information or deter independent development of similar technologies by others. Further, our corporate structure includes several different subsidiaries in many countries, which increases our burden with respect to policing our employees’ compliance with their confidentiality obligations. In some instances, we may be required to obtain licenses to intellectual property in lieu of ownership. Such licenses may be limited in scope and require us to renegotiate on a frequent basis for additional use rights. Moreover, to the extent we only have a license to any intellectual property used in any of our games, there may be no guarantee of continued access to such intellectual property, including on commercially reasonable terms.

Despite our efforts to protect our intellectual property rights, unauthorized parties have attempted, and may in the future attempt, to copy or otherwise to obtain and use our technology and games. For example, some companies have released games that are very similar to other successful games in an effort to confuse the market and divert players from their competitor’s games to their copycat games. To the extent that these tactics are employed with respect to any of our games, it could reduce our gross bookings that we generate from these games. Monitoring unauthorized use of our games is difficult and costly, and we incur significant costs in fighting infringement and we cannot be certain that the steps we have taken will prevent piracy and other unauthorized distribution and use of our technology and games, particularly in certain jurisdictions, such as certain Asian jurisdictions, where the laws may not protect our intellectual property rights as fully as in Europe and the United States. To the extent we expand our activities worldwide, our exposure to unauthorized copying and use of our games and proprietary information may increase. In the future, litigation may be necessary to enforce our intellectual property rights (for example, our suit against 6Waves LLC settled in our favor), to protect our trade secrets, and to determine the validity and scope of proprietary rights claimed by others, or to defend against claims of infringement or invalidity. Any litigation of this nature, regardless of outcome or merit, could result in substantial costs, adverse publicity or diversion of management and technical resources, any of which could adversely affect our business and operating results. If we fail to maintain, protect and enhance our intellectual property rights, our business and operating results may be harmed.

There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar technology or games. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits asserting infringement of third party rights or attacking the validity and enforceability of our intellectual property rights. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property.

We could be required to cease certain activities and/or incur substantial costs as a result of any claim of infringement of another party’s intellectual property rights.

Some of our competitors may own patents, copyrights, trademarks, trade secrets or other intellectual property rights, which they may use to assert claims against us. In recent years, there has been significant litigation in the United States involving patents, copyright and other intellectual property rights. Companies in the internet and technology industries are increasingly bringing and becoming subject to suits alleging infringement of proprietary rights. As we continue to be successful, maintain a high profile, face increasing competition and as litigation becomes a more common way to resolve disputes, we face a higher risk of being the target of intellectual property infringement claims. Although we have not been subject to successful claims or lawsuits against us in the past, we cannot assure you that we will not become in the future, subject to claims that we have misappropriated or misused other parties’ intellectual property rights or successful in our defense against such claims. If we are sued by a third party that claims that our technology infringes its rights, the litigation (with or without merit) could be expensive and could divert our management resources.

The results of any intellectual property litigation to which we might become a party may require us to do one or more of the following:

•	cease making, selling, offering for sale or using technologies that incorporate the challenged intellectual property;
•	make substantial payments for legal fees, settlement payments or other costs or damages;
•	obtain a license, which may not be available on reasonable terms, to sell or use the relevant technology; or
•	redesign technology to avoid infringement.

If we are required to make substantial payments or undertake any of the other actions noted above as a result of any intellectual property infringement claims against us, such payments or costs could have a material adverse effect upon our business and financial results.

Being a public company has increased our compliance costs significantly and required the expansion and enhancement of a variety of financial and management control systems and infrastructure and the hiring of significant additional qualified personnel.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the other rules and regulations of the SEC and the listing requirements of the New York Stock Exchange and the laws, rules and regulations of Ireland applicable to Irish corporations. Compliance with these rules and regulations requires regulatory filings and has increased and will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources.

We continue to work with our legal, independent accounting and other advisors to identify those areas in which changes should be made to our financial and management control systems to manage our growth and our obligations as a public company. These areas include financial planning and analysis, tax, corporate governance, accounting policies and procedures, insurance, internal controls, internal audit, board compensation, disclosure controls and procedures and financial reporting and accounting systems. We have made, and will continue to make, significant changes in these and other areas, and the expenses associated with these initiatives have been, and we expect will be, material in the future.

Compliance with the various reporting and other requirements applicable to public companies require considerable time and attention of management and also require us to successfully hire and integrate a significant number of additional qualified personnel into our existing finance, legal, human resources and operations departments.

We use open source software in our games that may subject our software code to general release or require us to re-engineer such code, which may cause harm to our business.

We use open source software in our game development. Some open source software licenses require developers who distribute open source software as part of their software to publicly disclose all or part of the source code to such software or make available any derivative works of the open source code on unfavorable terms or at no cost. The terms of various open source licenses have not been interpreted by courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our games. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur and we may be required to release our proprietary source code, pay damages for breach of contract, re-engineer our games, discontinue distribution in the event re-engineering cannot be accomplished on a timely basis or take other remedial action that may divert resources away from our game development efforts, any of which could harm our reputation, result in player losses, increase our costs or otherwise adversely affect our business and operating results.

Risks Related to Investing in a Foreign Private Issuer or an Irish Company

As a foreign private issuer, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. This may afford less protection to holders of our ordinary shares than U.S. regulations.

As a foreign private issuer whose ordinary shares are listed on the New York Stock Exchange, we are permitted to follow certain home country corporate governance practices in lieu of certain requirements under the New York Stock Exchange listing standards. A foreign private issuer must disclose in its annual reports filed with the SEC each requirement under the New York Stock Exchange listing standards with which it does not comply, followed by a description of its applicable home country practice. Our home country practices in Ireland may afford less protection to holders of our ordinary shares. For example, under Irish law, there is no general statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of the New York Stock Exchange listing standards. As such, while we may choose to seek shareholder approval for any equity compensation plans, our amended and restated memorandum and articles of association do not require any such approvals and we do not intend to adopt any requirements for such approvals in the future. In addition, we also currently have a two person audit committee. We may rely on other exemptions available under the New York Stock Exchange listing standards to a foreign private issuer and follow our home country practices in the future, and as a result, you may not be provided with the benefits of certain corporate governance requirements of the New York Stock Exchange listing standards.

We are a foreign private issuer and, as a result, we will not be subject to U.S. proxy rules and will be subject to Exchange Act reporting obligations that, to some extent, are more lenient and less detailed than those of a U.S. issuer.

We report under the Exchange Act, as a foreign private issuer. Because we qualify as a foreign private issuer under the Exchange Act, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. public companies, including: the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act; the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time; and the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information, or current reports on Form 8-K, upon the occurrence of specified significant events. In addition, we are not required to provide as detailed disclosure as a U.S. registrant, particularly in the area of executive compensation. It is possible that some investors may not be as interested in investing in our ordinary shares as in the securities of a U.S. registrant that is required to provide more frequent and detailed disclosure in certain areas, which could adversely affect our share price.

We may lose our foreign private issuer status, which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur additional legal, accounting and other expenses.

In order to maintain our current status as a foreign private issuer, either (1) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (2) (a) a majority of our executive officers or directors must not be U.S. citizens or residents, (b) more than 50 percent of our assets cannot be located in the United States and (c) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC rules and the New York Stock Exchange listing standards. The regulatory and compliance costs to us if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer under U.S. securities laws may be higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would significantly increase our legal and financial compliance costs.

We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our Board.

Judgments of U.S. courts may be difficult to enforce in Ireland.

It may not be possible to enforce court judgments obtained in the United States against us in Ireland based on the civil liability provisions of the U.S. federal or state securities laws. In addition, there is some uncertainty as to whether the courts of Ireland would recognize or enforce judgments of U.S. courts obtained against us or our directors or officers based on the civil liabilities provisions of the U.S. federal or state securities laws or hear actions against us or those persons based on those laws. We have been advised that the United States currently does not have a treaty with Ireland providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. Therefore, a final judgment for the payment of money rendered by any U.S. federal or state court based on civil liability, whether or not based solely on U.S. federal or state securities laws, would not automatically be enforceable in Ireland.

Summary judgment against us or our directors or officers, as the case may be, may be granted by the Irish court without requiring the issues in the U.S. litigation to be reopened on the basis that those matters have already been decided by the U.S. court provided that the Irish court is satisfied that:

•	the judgment is final and conclusive;
•	the U.S. court had jurisdiction to determine the claim(s) (which is a matter of Irish law);
•	the U.S. judgment is not impeachable for fraud and is not contrary to Irish rules of natural or substantial justice;
•	the enforcement of the judgment will not be contrary to public policy or statute in Ireland;
•	the judgment is for a definite sum of money;
•	the Irish proceedings were commenced within the relevant limitation period;
•	the judgment is not directly or indirectly for the payment of taxes or other charges of a like nature or a fine or other penalty (for example, punitive or exemplary damages);
•	the judgment remains valid and enforceable in the court in which it was obtained unless and until it is set aside; and
•

before the date on which the U.S. court gave judgment, the issues in question had not been the subject of a final judgment of an Irish court or of a court of another jurisdiction whose judgment is enforceable in Ireland.

Irish Law may afford less protection to holders of our securities.

As an Irish company, we are governed by the Irish Companies Act 2014 (Irish Companies Act), which differs in some material respects from laws generally applicable to U.S. corporations and shareholders, including, among others, differences relating to interested director and officer transactions and shareholder lawsuits. Likewise, the duties of directors and officers of an Irish company generally are owed to the company only. Shareholders of Irish companies generally do not have a personal right of action against directors or other officers of the company and may exercise such rights of action on behalf of the company only in limited circumstances. The rights of shareholders to bring proceedings against us or against our directors or officers in relation to public statements are more limited under Irish law than the civil liability provisions of the U.S. securities laws. You should also be aware that Irish law does not allow for any form of legal proceedings directly equivalent to the class action available in U.S. courts. Accordingly, holders of our ordinary shares may have more difficulty protecting their interests than would holders of shares of a corporation incorporated in a jurisdiction of the United States.

Our Board may be limited by the Irish Takeover Rules in its ability to defend an unsolicited takeover attempt.

Following the listing of our ordinary shares on the New York Stock Exchange, we are subject to the Irish Takeover Panel Act, 1997, Irish Takeover Rules 2013 (Irish Takeover Rules), under which we will not be permitted to take certain actions that might “frustrate” an offer for our ordinary shares once our Board has received an offer, or has reason to believe an offer is or may be imminent, without the approval of more than 50% of shareholders entitled to vote at a general meeting of our shareholders and/or the consent of the Irish Takeover Panel. This could limit the ability of our Board to take defensive actions even if it believes that such defensive actions would be in our best interests or the best interests of our shareholders.

The operation of the Irish Takeover Rules may affect the ability of certain parties to acquire our ordinary shares.

Under the Irish Takeover Rules, if an acquisition of ordinary shares were to increase the aggregate holding of the acquirer and its concert parties to ordinary shares that represent 30% or more of the voting rights of a company, the acquirer and, in certain circumstances, its concert parties would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding ordinary shares at a price not less than the highest price paid for the ordinary shares by the acquirer or its concert parties during the previous 12 months. This requirement would also be triggered by an acquisition of ordinary shares by a single person holding ordinary shares that represent between 30% and 50% of the voting rights in the company, or by a person which together with its concert parties holds ordinary shares that represent more than 30% of the voting rights in the company, if the effect of such acquisition were to increase that single person’s or that person’s and its concert parties’ percentage of the voting rights by 0.05% or more within any 12 month period.

Equally, if, as a result of a repurchase or redemption by a company of its ordinary shares, the aggregate percentage holding of ordinary shares of a person and its concert parties were to increase to 30% or more, that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months. Similarly, if, as a result of a repurchase or redemption by a company of its ordinary shares, the aggregate percentage holding of ordinary shares of a single person holding between 30% and 50% of the voting rights in the company, or of a person together with its concert parties holding ordinary shares representing more than 30% of the voting rights in the company, were to increase by 0.05% or more, that single person or that person and its concert parties (or such one or more of such persons as the Irish Takeover Panel may direct) would be required (except with the consent of the Irish Takeover Panel) to make an offer for the outstanding shares at a price not less than the highest price paid for the ordinary shares by such persons during the previous 12 months.

Under the Irish Takeover Rules, certain separate concert parties (including, among others, our shareholder Bellaria Holding S.á.r.l. (Bellaria) and its affiliates and all of the members of our Board) are presumed under the Irish Takeover Rules to be acting in concert.

The application of these presumptions may result in restrictions upon the ability of any of the concert parties and/or members of our Board to acquire more of our securities, including under the terms of any executive incentive arrangements and/or our ability to repurchase or redeem ordinary shares. Following an application made on our behalf, the Irish Takeover Panel has granted a rebuttal in respect of a presumption under the Irish Takeover Rules that Bellaria (by reason of the size of its shareholding in the Company) is acting in concert with certain members of our Board. However, this rebuttal shall not apply during the course of an offer for the Company, or while our Board has reason to believe that an offer for the Company may be made in the near future, or while we are in the process of redeeming or repurchasing our own voting securities or while our Board proposes that we redeem or repurchase our own voting securities.

The Irish Takeover Panel has granted, and on September 28, 2015 our shareholders approved, waivers of these mandatory offer requirements for Bellaria individually and as a concert party with our Board with regard to share redemptions or exercise by certain directors of incentive arrangements up to a prescribed amount. These waivers will expire at our next general meeting. We cannot guarantee that the Irish Takeover Panel, and where required our shareholders, will grant or approve a similar waiver in the future if one were necessary.

The rights of our shareholders may differ from the rights typically offered to shareholders of a U.S. corporation and these differences may make our ordinary shares less attractive to investors.

We are incorporated under Irish law and, therefore, certain of the rights of holders of our shares are governed by Irish law, including the provisions of the Irish Companies Act, and by our memorandum and articles of association. These rights differ in certain respects from the rights of shareholders in typical U.S. corporations and these differences may make our ordinary shares less attractive to investors. The principal differences include the following:

•	under Irish law, dividends may only be declared by us if we have, on an individual entity basis, profits available for distribution, within the meaning of the Irish Companies Act;
•	under Irish law, each shareholder present at a meeting has only one vote unless a poll is called, in which case each shareholder gets one vote per share owned;
•

under Irish law, unless disapplied in accordance with Irish law in the articles of association of a company or a special resolution of the shareholders (as we have done), each shareholder generally has preemptive rights to subscribe on a proportionate basis to any issuance of shares, whereas under typical U.S. state law, shareholders generally do not have preemptive rights unless specifically granted in the certificate of incorporation or otherwise;

•

under Irish law, certain matters require the approval of 75% of the votes cast at a general meeting of our shareholders, including amendments to our articles of association, which may make it more difficult for us to complete corporate transactions deemed advisable by our Board. Under U.S. state law, generally only majority shareholder approval is required to amend the certificate of incorporation or to approve other significant transactions;

•

under Irish law, a bidder seeking to acquire us would need, on a tender offer, to receive shareholder acceptance in respect of 80% of our outstanding shares. If this 80% threshold is not achieved in the offer, under Irish law, the bidder cannot complete a “second step merger” to obtain 100% control of us. Accordingly, a tender of 80% of our outstanding ordinary shares will likely be a condition to a tender offer to acquire us, not more than 50% as is becoming more common in tender offers for corporations organized under U.S. state law; and

•

under Irish law, shareholders may be required to disclose information regarding their equity interests upon our request, and the failure to provide the required information could result in the loss or restriction of rights attaching to the shares, including prohibitions on the transfer of the shares, as well as restrictions on voting, dividends and other payments.

A future transfer of your ordinary shares, other than one effected by means of the transfer of book-entry interests in the Depository Trust Company, may be subject to Irish stamp duty.

Transfers of ordinary shares effected by means of the transfer of book-entry interests in the Depository Trust Company (DTC) will not be subject to Irish stamp duty. The majority of our shares are traded through DTC by brokers who hold such shares on behalf of customers. The exemption for transfers of book-entry interests in DTC is available because our shares will be traded on a recognized stock exchange in the United States. However, if you hold ordinary shares directly rather than beneficially through DTC (or through a broker that holds your ordinary shares through DTC), any transfer of your ordinary shares could be subject to Irish stamp duty (currently at the rate of 1% of the higher of the price paid or the market value of the ordinary shares acquired, which must be paid prior to the registration of the transfer on our official Irish share register). Payment of Irish stamp duty is generally a legal obligation of the transferee. The potential for stamp duty to arise could adversely affect the price of our ordinary shares.

U.S. holders of our shares could be subject to material adverse tax consequences if we are considered a “passive foreign investment company” for U.S. federal income tax purposes.

We do not believe that we are a passive foreign investment company, and we do not expect to become a passive foreign investment company. However, our status in any taxable year will depend on our assets, income and activities in each year, and because this is a factual determination made annually after the end of each taxable year, there can be no assurance that we will not be considered a passive foreign investment company for the current taxable year or any future taxable years. If we were a passive foreign investment company for any taxable year while a taxable U.S. holder held our shares, such U.S. holder would generally be taxed at ordinary income rates on any sale of our shares and on any dividends treated as “excess distributions.” An interest charge also generally would apply based on any taxation deferred during such U.S. holder’s holding period in the shares.

Risks Related to Ownership of Ordinary Shares

In the future, our ability to raise additional capital to expand our operations and invest in our business may be limited, and our failure to raise additional capital, if required, could impair our business.

While we currently anticipate that our available funds will be sufficient to meet our cash needs for at least the next 12 months and beyond, we may need, or elect to seek, additional financing at any time. Our ability to obtain financing will depend on, among other things, our development efforts, business plans, operating performance and condition of the capital markets at the time we seek financing. If we need or elect to raise additional funds, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our ordinary shares could decline. If we engage in additional debt financing, we may be required to accept terms that further restrict our ability to incur additional indebtedness and force us to maintain specified liquidity or other ratios and limit the operating flexibility of our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our games;
•	continue to expand our development, sales and marketing teams;
•	acquire complementary technologies, products or businesses;
•	expand our global operations;
•	hire, train and retain employees;
•	respond to competitive pressures or unanticipated working capital requirements; or
•	continue our operations.

A significant portion of our total outstanding shares may be sold into the public market in the near future, which could cause the market price of our ordinary shares to drop significantly, even if our business is doing well.

The price of our ordinary shares could decline if there are substantial sales of our ordinary shares. This is particularly true with regard to sales by our directors, executive officers and significant shareholders, or if there is a large number of our ordinary shares available for sale, in part because we have a small public float relative to the number of our ordinary shares issued and outstanding. Substantially all of our outstanding ordinary shares are available for sale in the public market, although shares held by directors, executive officers and other affiliates are subject to volume limitations under Rule 144 under the Securities Act, and various vesting restrictions.

Certain of our shareholders have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our shareholders. We also have registered the ordinary shares that we have issued and may issue under our employee equity incentive plans and they will be able to be sold freely in the public market upon issuance subject to the shareholder completing the applicable vesting period in the case of some shares issued under our existing share incentive arrangements, and subject to existing market standoff or lock-up agreements.

The market price of our ordinary shares could decline as a result of the sale of a substantial number of ordinary shares in the public market or the perception in the market that the holders of a large number of shares intend to sell their shares.

If securities or industry analysts do not publish or cease publishing research or reports about us, our business, or our market, or if they change their recommendations regarding our ordinary shares adversely, our share price and/or trading volume could decline.

The trading market for our ordinary shares is influenced by the research and reports that industry or securities analysts may publish about us, our business, our market or our competitors. Certain securities and industry analysts do not currently, and may never, publish research on us. If any of the analysts who do cover us adversely change their recommendation regarding our shares, or provide more favorable relative recommendations about our competitors, our share price would likely decline. If any of the analysts who cover us were to cease coverage or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline.

Our directors, executive officers and certain holders of more than 5% of our ordinary shares together with their affiliates, will continue to have substantial control over us which could delay or prevent a change in corporate control.

As of September 30, 2015, our directors, executive officers and certain holders of more than 5% of our ordinary shares, together with their affiliates, continue to beneficially own a large majority of our outstanding ordinary shares, including approximately 45% held by Bellaria (an entity affiliated with Apax WW Nominees Ltd. (Apax Nominees)). As a result, these shareholders, acting together, may have the ability to control the outcome of matters submitted to our shareholders for approval, including the election of directors and any sale, merger or consolidation. In addition, these shareholders, acting together may have the ability to control or influence the management of our affairs. These shareholders may have interests, with respect to their shares, that are different from other investors. The concentration of voting power among these holders may limit the ability of our other shareholders to influence corporate matters and may have an adverse effect on our share price.

We may not pay additional dividends on our ordinary shares in the future and, consequently, your ability to achieve a return on your investment will depend on appreciation in the price of our ordinary shares.

We may not pay any additional cash dividends on our ordinary shares in the future. As a matter of Irish law, we can only pay dividends to the extent that we have distributable reserves and, in the case of cash dividends, cash resources available for this purpose. Any future determination to declare cash dividends will be made at the discretion of our Board. The ability to pay cash dividends in the future will depend on the extent of any profits available for distribution, subject to compliance with applicable laws, including the Irish Companies Act which require Irish companies to have profits available for distribution before they can pay dividends, and covenants under our current or any future credit facilities, which may restrict or limit our ability to pay dividends. It will also depend on our financial condition, operating results, capital requirements, general business conditions and other factors that our Board may deem relevant. More specifically, our current credit facility contains restrictions on our ability to pay cash dividends. As a result, a return on your investment may only occur if our share price appreciates.

Our existing shareholders may be entitled to pre-emptive rights under Irish law, which could limit our ability to raise funds through future issuances of our ordinary shares.

Subject to specified exceptions, including the opt-out described in our articles of association, Irish law grants statutory pre-emptive rights to existing shareholders to subscribe for new issuances of shares in exchange for cash. The opt-out described in our articles of association must be renewed every five years by a resolution approved by not less than 75% of the votes cast by our shareholders at a general meeting. We expect that we will seek renewal of the opt-out at an annual general meeting within five years. However, we cannot guarantee that the pre-emptive rights opt-out will always be approved. If this opt-out is not renewed, it can make any future equity fundraising more cumbersome, costly and time-consuming.

We currently report our financial results under IFRS, which differs in certain significant respect from U.S. GAAP.

Currently, we report our financial statements under IFRS. There have been and there may in the future be certain significant differences between IFRS and U.S. GAAP, including differences related to revenue recognition, share-based compensation expense, income tax and earnings per share. As a result, our financial information and reported earnings for historical or future periods could be significantly different if they were prepared in accordance with U.S. GAAP. In addition, we do not intend to provide reconciliation between IFRS and U.S. GAAP unless it is required under applicable law. As a result, you may not be able to meaningfully compare our financial statements under IFRS with those companies that prepare financial statements under U.S. GAAP.

In certain limited circumstances, dividends paid by us may be subject to Irish dividend withholding tax.

In certain limited circumstances, dividend withholding tax (DWT), which is currently at a rate of 20%, may arise in respect of dividends, if any, paid on our ordinary shares. A number of exemptions from DWT exist such that certain shareholders resident in the United States and shareholders resident in certain other countries (the “relevant territories”) may be entitled to exemptions from DWT.

Shareholders resident in the United States that hold their shares through DTC will not be subject to DWT provided the addresses of the beneficial owners are recorded as being within the United States in the particular broker’s records (and such brokers have further transmitted the relevant information to a qualifying intermediary appointed by us).

Dividends paid in respect of shares in an Irish resident company that are owned by (1) residents of the United States and held outside of DTC and (2) shareholders resident in “relevant territories” will not be subject to DWT provided that the shareholder has completed the relevant Irish DWT declaration form and this declaration form remains valid. Such shareholders must provide the relevant Irish DWT declaration form to our transfer agent at least seven business days before the record date for the first dividend payment to which they are entitled. However, other shareholders may be subject to DWT, which could adversely affect the price of your shares.

Dividends received by Irish residents and certain other shareholders may be subject to Irish income tax.

A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is entitled to an exemption from DWT generally has no liability for Irish income tax or income charges on a dividend from an Irish resident company unless that shareholder holds the shares through a branch or agency that carries on a trade in Ireland. A shareholder who is not resident or ordinarily resident for tax purposes in Ireland and who is not entitled to an exemption from DWT generally has no additional liability for Irish income tax or income charges unless that shareholder holds the shares through a branch or agency which carries on a trade in Ireland. A shareholder’s liability for Irish income tax is effectively limited to the amount of DWT already deducted by the company.

Irish resident or ordinarily resident individual shareholders may be subject to Irish income tax and income charges such as pay related social insurance and the Universal Social Charge on dividends received from us. Such shareholders should consult their own tax advisor. Irish resident corporate shareholders should not be subject to tax on dividends from us on the basis that the dividend is not in respect of preferred shares.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KING DIGITAL ENTERTAINMENT PLC

Date: November 5, 2015	By:	/s/ Riccardo Zacconi
	Name:	Riccardo Zacconi
	Title:	Chief Executive Officer